
05009123


EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH, D.C. SECTION
209

10th June, 2005.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 1st June 2005, I enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(a) a letter dated 10th June 2005, submitting to the UK Listing Authority copies of the EMI Group plc Annual Report 2005, together with the Notice of Annual General Meeting (including an explanation of the Special Business thereof), the Proxy Form and attendance card, and the proposed new EMI Group plc Memorandum & Articles of Association.

I also enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(b) an announcement dated 10th June 2005 advising that the documents listed in the letter referred to in paragraph (a) above have been submitted to the UK Listing Authority.

Yours faithfully,

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

6/20

Ref: 82-373



UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

By Messenger

10th June, 2005.

Dear Sirs,

EMI Group plc

I enclose two copies of documents that were sent today (Friday 10th June 2005) to EMI Group plc's shareholders in respect of the 2005 Annual General Meeting, as follows:

- in compliance with paragraph 9.31 of the Listing Rules:
  - Annual Report 2005; and,
  - the Notice of Annual General Meeting, including an explanation of the Special Business therein; and,
- in compliance with paragraph 13.2 of the Listing Rules, the Proxy Form and attendance card for the Annual General Meeting.

Also, in compliance with paragraph 13.2 of the Listing Rules, I enclose two copies of:

- the proposed new EMI Group plc Memorandum & Articles of Association.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

L-UKLA.doc

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/25

Company Announcements Office,
London Stock Exchange.

10th June, 2005.

Dear Sirs,

Documents for the EMI Group plc 2005 Annual General Meeting

Annual Report 2005
Notice of 2005 Annual General Meeting
Proxy Form and attendance card
Proposed new EMI Group plc Memorandum & Articles of Association

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI GROUP PLC

ARTICLES OF ASSOCIATION

INDEX


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C.
209
SECTION

Final Draft

~~37215691.4~~ 37215691.4

THE COMPANIES ACTS 1985 AND 1989

A PUBLIC COMPANY LIMITED BY SHARES

NEW

Articles of Association

(adopted by Special Resolution passed on 16th July 1999)

OF

EMI GROUP PLC

PRELIMINARY

Exclusion of Table A

1. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

Definitions

2. (A) In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

WORDS	MEANING
"the Act"	means the Companies Act 1985.
"address"	in relation to an electronic communication, includes any number or address used for the purposes of that communication (including, without limitation, in the case of an Uncertificated Proxy Instruction (as defined in Article [●]) an identification number of a participant in the Relevant System concerned);
"these Articles"	means these Articles of Association as from time to time altered.
"clear days"	in relation to a period of notice, means the period excluding the day on which the notice is given or deemed to have been given and the day for which it is to take effect.
"certificated"	means, in relation to any share or other security of the Company, that it is not held or to be held in uncertificated form.
"electronic communication"	means the same as in the Electronic Communications Act 2000.
"executed"	means any mode of execution.
"financial institution"	any financial institution as that expression is defined in Section 185 of the Act.
"holder"	in relation to shares, means the member whose name is entered in the Register as the holder of any shares of the Company.
"ICSA Guidelines"	the statements of Recommended Best Practice in

WORDS	MEANING
	the memorandum headed "Electronic Communications with Shareholders" published by the Institute of Chartered Secretaries and Administrators in December 2000 and any modification, extension or replacement for the time being in force.
"the London Stock Exchange"	means ~~London Stock Exchange Limited~~the Official List of the UK Listing Authority.
"month"	means calendar month.
"the Office"	means the registered office of the Company for the time being.
"paid"	means paid-up or credited as paid-up.
~~"recognised person"~~	~~means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in Section 185(4) of the Act.~~
"the Register"	in relation to any period on or before 25 November 2001, means the register of members of the Company and, in relation to any period after that date means, in relation to a certificated share or the holder of it, the register of members maintained by the Company and, in relation to an uncertificated share or the holder of it, the register of members of the Company maintained by the operator of the Relevant System through which title to that share is evidenced and transferred and "registered" shall be construed accordingly.
"the Regulations"	means the Uncertificated Securities Regulations ~~1995~~2001 as amended or replaced from time to time and any subordinate legislation or rules made under them for the time being in force.
"Relevant System"	means any computer-based system, and procedures, permitted by the Regulations and the rules of the ~~London Stock Exchange~~UK Listing Authority, which enable title to units of a security to be evidenced and transferred without a written instrument and which facilitate supplementary and incidental matters and shall include, without limitation, the relevant system of which CRESTCo Limited is the operator.
"the Seal"	means the common seal (if any) of the Company and the Securities Seal (if any) or either of them as the case may require.
"the Secretary"	means the Secretary of the Company or any other person appointed to perform the duties of the Secretary of the Company including (subject to the provisions of the Act) a joint, assistant or deputy Secretary.
"the Securities Seal"	means the official seal (if any) kept by the Company under the provisions of Section 40 of the Act.

WORDS	MEANING
"the Statutes".................	means the Act and every other statute and subordinate legislation and regulations made thereunder for the time being in force concerning companies and affecting the Company including, without limitation, the Regulations.
~~"the Transfer Office"~~ "uncertificated"	means ~~the place where the Register is situate for the time being~~in relation to any share or other security of the Company that title to it is evidenced and transferred or to be evidenced and transferred by means of a Relevant System.
"UK Listing Authority"	the Financial Services Authority (or any other body from time to time) acting as the competent authority for the purposes of the Financial Services and Markets Act 2000.
"the United Kingdom"	means Great Britain and Northern Ireland.
"in writing"	means written or produced by any substitute for writing or partly one and partly the other.
"year"	means calendar year.

(B) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles bear the same meaning as in the Act.

(C) In these Articles unless the context otherwise requires:

(1) words in the singular include the plural and vice versa;

(2) words importing any gender include all genders;

(3) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons; and

(4) a reference to any statute or provision of a statute includes a reference to any statutory modification or re-enactment of it for the time being in force.

(D) The headings are inserted for convenience only and do not affect the construction of these Articles.

(E) All of the provisions of these Articles applicable to paid-up shares shall apply to stock and the words "share" ~~and "shareholder" shall be construed accordingly.~~, "shareholder" and "member" shall be construed accordingly.

(F) Where pursuant to any provision of these Articles any notice, appointment of proxy or other document contained in an electronic communication is required to be signed or executed by or on behalf of any person, that signature or execution shall include the affixation by or on behalf of that person of an electronic signature (as defined in the Electronic Communications Act 2000) in such form as the Directors may approve.

Form of resolution

3. A Special or Extraordinary Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

SHARE CAPITAL

Division of share capital

4. The share capital of the Company at the date of the adoption of these Articles is divided into Ordinary Shares of 14p each ("Ordinary Shares"). The Ordinary Shares shall be subject to the rights, privileges and restrictions set out in these Articles.

Variation of rights

5. Subject to the provisions of the Statutes, whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated with the sanction of an Extraordinary Resolution passed at a Separate General Meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such Separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall *mutatis mutandis* apply, except that:

(a) the necessary quorum shall be members of the class holding or representing by proxy one-third in nominal amount of the issued shares of the class excluding any shares of that class held as treasury shares (but so that if at any adjourned meeting a quorum as

above defined is not present, those members who are present in person or by proxy shall be a quorum);

(b) any holder of shares of the class present in person or by proxy may demand a poll; and

(c) every such holder shall on a poll have one vote for every share of the class held by him.

Matters not constituting a variation

6. The special rights attached to any class of shares having preferential rights shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by:

(a) the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects *pari passu* with the first mentioned shares but in no respect in priority to such shares; or

(b) the purchase by the Company of any of its own shares.

ALTERATION OF SHARE CAPITAL

Increase, consolidation, sub-division and cancellation

7. The Company may from time to time by Ordinary Resolution:

(a) increase its share capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the nominal amount of the shares so cancelled; or

(d) subject to the provisions of the Act sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum of Association, and may by such resolution determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares shall, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares.

Fractions arising upon consolidation

8. Upon any consolidation of fully-paid shares into shares of larger amount the Directors may settle any difficulty which may arise with regard thereto and as between the holders of shares so consolidated, determine which shares are consolidated into each consolidated share and if any holders become entitled to fractions of a share as a result of such consolidation the Directors may:

(a) on behalf of those holders sell to any person (including, subject to the provisions of the Act, the Company) the shares representing those fractions for the best price obtainable and distribute the net proceeds of such sale in due proportion among those holders and, for such purpose, may appoint some person to execute an instrument of transfer of the consolidated share to or in accordance with the directions of the purchaser and may cause the name of the purchaser or such person as he may direct to be entered in the Register as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase

money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale; or

(b) if the necessary unissued shares are available, issue to each such holder credited as fully-paid by way of capitalisation the minimum number of shares required to round up his holding to a whole number (such issue being deemed to have been effected immediately prior to consolidation) and the amount required to pay up such shares shall be appropriated at their discretion from any of the sums standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve) or to the credit of profit and loss account and capitalised by applying the same in paying up such shares.

Purchase of own shares

9. Subject to the provisions of the Statutes and of any resolution of the Company in General Meeting passed pursuant to such provisions, the Company may purchase its own shares (including any redeemable shares).

Reduction of capital

10. The Company may (subject to the provisions of the Act and to any special rights attaching to the shares or class of shares in the capital of the Company) reduce its share capital or any capital redemption reserve or share premium account or other undistributable reserve in any manner.

SHARES

Unissued shares

11. Subject to the provisions of the Statutes, all unissued shares shall be under the control of the Directors who may reclassify, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons (including the Directors themselves) at such times and on such terms as the Directors may think proper.

Redeemable shares

12. Subject to the provisions of the Statutes, shares may be issued on the terms that they are, or are to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these Articles.

Rights attached to shares

13. Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, and subject to the provisions of the Statutes, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, failing any such determination, as the Directors may determine).

Authority to allot shares and power to disapply statutory pre-emption rights

14. (A) The Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each Section 80 prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 amount.

(B) During each Section 89 prescribed period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and

within the terms of the said authority, or by way of sales of treasury shares, or both:

(1) in connection with a rights issue; and

(2) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 89 amount;

as if Section 89(1) of the Act did not apply to any such allotment.

(C) Pursuant to such authority and/or power the Directors may during such period make offers or agreements which would or might require the allotment of securities after the expiry of such period.

(D) For the purposes of this Article 14:

(1) "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory);

(2) "Section 80 prescribed period" means any period (not exceeding five years on any occasion) for which the authority conferred by sub-paragraph 14(A) above is granted or renewed by an Ordinary Resolution stating the Section 80 amount for such period.

(3) "Section 89 prescribed period" means any period (not exceeding five years on any occasion) for which the power conferred by sub-paragraph 14(B) above is granted or renewed by Special Resolution stating the Section 89 amount for such period;

(4) "the Section 80 amount" shall for any Section 80 prescribed period be that stated in the relevant Ordinary Resolution;

(5) "the Section 89 amount" shall for any Section 89 prescribed period be that stated in the relevant Special Resolution;

(6) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights; and

(7) words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Renunciation

15. The Directors may at any time after the allotment of any share, but before any person has been entered in the Register as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

Payment of commission

16. The Company may exercise the powers of paying commissions conferred by the Act to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful. Subject to the provisions of the Act, any such commission or brokerage may be satisfied

by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in another..

Trusts not recognised

17. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise, even when having express notice thereof, any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except as otherwise provided by these Articles or by law) any other right in respect of any share, except an absolute right to the entirety of it in the holder.

SHARE CERTIFICATES

Sealing of certificates

18. Every share certificate (including a share warrant) other than letters of allotment, scrip certificates (and other similar documents) shall be issued under the Seal or, subject to the provisions of the Statutes and provided that the ~~London Stock Exchange~~UK Listing Authority so permits, in such other manner as the Directors may resolve. Each share certificate shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class or in respect of shares held by a recognised person. Whether or not certificates are issued under the Seal, the Directors may by resolution decide that any signatures on any certificates need not be autographic but may be affixed by some method or system of mechanical or electronic signature or that certificates need not be signed by any person.

Right to share certificate

19. (A) Every holder of shares (except a ~~recognised person~~financial institution in respect of whom the Company is not required by law to complete and have ready for delivery a certificate) shall be entitled without payment to receive one certificate for all the shares of each class held by him within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully-paid shares) within fourteen days after lodgement of transfer or (in the case of a transfer of partly-paid shares) within two months after lodgement of transfer.

(B) Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

(C) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(D) If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

Replacement share certificates

20. If a share certificate or any other document of title is worn out, defaced, lost, stolen or destroyed, it must be renewed free of charge on such terms (if any) as to evidence and indemnity with or without security as the Directors require. In the case of loss, theft or destruction the person to whom the new certificate is issued shall pay to the Company any exceptional out-of-pocket expenses incidental to the investigation of evidence of loss or destruction and

the preparation of the requisite form of indemnity and in the case of defacement or wearing out he shall deliver up the old certificate to the Office.

Uncertificated Securities

21. (A) Nothing in these Articles shall require title to any shares or other securities of the Company to be evidenced by a certificate if the Statutes and the rules of the ~~London Stock Exchange~~UK Listing Authority permit otherwise.

(B) Subject to the Statutes and the rules of the ~~London Stock Exchange~~UK Listing Authority, the Directors without further consultation with the holders of any shares or securities of the Company may resolve that any class or classes of shares or other securities of the Company from time to time in issue or to be issued may be in uncertificated form and no provision of these Articles will apply to any uncertificated shares or other securities of the Company to the extent they are inconsistent with the holding of such shares or other securities in uncertificated form or the transfer of title to any such shares or other securities by means of a Relevant System.

(C) To the extent that any provision of these Articles is inconsistent in any respect with the terms of the Regulations in relation to any uncertificated shares or other securities of the Company, such provision shall not apply thereto and the Regulations shall be given effect thereto in accordance with their terms.

Joint holders

22. (A) The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one of the joint holders shall be sufficient delivery to all of them.

(B) In the case of shares held jointly by several persons any request for a replacement certificate may be made by any one of the joint holders.

(C) ~~The~~Neither the Company nor the operator of a Relevant System shall ~~not~~ be bound to register more than four persons as the joint holders of any share or shares (except in the case of executors or trustees of a deceased member).

SHARE WARRANTS

Power to issue Share Warrants

23. The Company with respect to fully-paid shares may in its discretion issue warrants under the Seal or in accordance with Articles 18 and 139 to 142 (hereinafter called "Share Warrants") stating that the bearer of the Share Warrant is entitled to the shares therein specified and may provide by coupons or otherwise for the payment of future dividends and any other sum becoming payable on the shares comprised in such Share Warrant and for the purpose of obtaining in respect of such shares an allotment or offer of shares or debentures or the exercise of any other rights of any description to which members may be or become entitled.

Conditions governing Share Warrants

24. The Directors may determine, and may from time to time vary, the conditions upon which Share Warrants shall be issued, and in particular the conditions upon which a new Share Warrant may be issued in place of one worn out, defaced, stolen, lost or destroyed (where the Directors are satisfied beyond reasonable doubt that the original has been destroyed), upon which the bearer of a Share Warrant shall be entitled, if at all, to attend and vote at General Meetings and upon which a Share Warrant may be surrendered and

the name of the bearer entered in the Register in respect of the shares comprised in such Share Warrant. Subject to such conditions and to these Articles, the bearer of a Share Warrant shall be deemed to be a member and shall have the same rights and privileges as if his name were entered in the Register in respect of the shares comprised in such Share Warrant. The bearer of a Share Warrant shall be subject to the conditions governing Share Warrants for the time being in force whether made before or after the issue of Share Warrants.

CALLS ON SHARES

Calls

25. Subject to the provisions of these Articles and to the terms of allotment of the shares, the Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

Payment upon calls

26. Each member shall (subject to receiving at least fourteen clear days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed in whole or in part as the Directors may determine.

Liability of joint holders

27. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of such share.

Interest due on non-payment

28. If any amount called in respect of a share is not paid before or on the day appointed for payment of such sum, the person from whom the amount is due shall pay interest on the sum from the day appointed for payment of such sum to the time of actual payment at the rate specified by the terms of issue of the share or if no rate is specified at such rate (not exceeding 15 per cent. per annum) as the Directors shall determine, but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

Sums due on allotment treated as calls

29. Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of issue of a share becomes payable upon allotment or at any fixed date shall, for all the purposes of these Articles, be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise and all other relevant provisions of these Articles shall apply as if such sum had become payable by virtue of a call duly made and notified.

Power to differentiate

30. The Directors may on the allotment of shares differentiate between the holders as to the amount of calls to be paid and the time of payment of such calls.

Delegation of power to make calls

31. If any uncalled capital of the Company is included in or charged by any mortgage or other security, the Directors may delegate to the person in whose favour such mortgage or security is executed, or to any other person in trust for

him, the power to make calls on the members in respect of such uncalled capital, and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls so made and to give valid receipts for such moneys, and the power so delegated shall subsist during the continuance of the mortgage or security, notwithstanding any change of Directors, and shall be assignable if expressed so to be.

Payment of calls in advance

32. The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid on shares; and on the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called up on the shares in respect of which such advance has been made, the Directors may pay or allow such interest (not exceeding 15 per cent. per annum) as may be agreed between the Directors and such member, in addition to the dividend payable on such part of the share in respect of which such advance has been made as is actually called up; provided that no dividend shall be payable on so much of the moneys paid on a share as exceeds the amount for the time being called up on such share. The Directors may at any time repay the amount so advanced on giving to such member not less than three months' notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the share in respect of which it was advanced.

FORFEITURE AND LIEN

Notice if call or instalment not paid

33. If a member fails to pay in full any call or instalment of a call on the day appointed for payment of such call or instalment, the Directors may at any time after such date serve a notice on the member requiring payment of so much of the call or instalment as is unpaid together with any interest and expenses which may have accrued by reason of such non-payment.

Form of notice

34. The notice shall name a further day (not being less than seven clear days from the date of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance with such notice the shares on which the call was made will be liable to be forfeited.

Forfeiture if non-compliance with notice

35. If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared and other amounts payable in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder upon such terms and conditions as may be agreed, and subject to any such terms and conditions, a surrendered share shall be treated as if it had been forfeited.

Sale of forfeited shares

36. A share so forfeited or surrendered shall become the property of the Company and subject to the provisions of the Statutes may be sold, re-allotted or otherwise disposed of either to the person who before such forfeiture or surrender was the holder of such share or to any other person upon such terms and in such manner as the Directors shall think fit and the Company may receive the consideration (if any) for such sale or re-allotment or disposal. The Directors may, if they reasonably consider it to be necessary, authorise some

person to execute the transfer of a forfeited or surrendered share. At any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall, at the expiry of that period, be cancelled in accordance with the provisions of the Statutes.

Arrears to be paid notwithstanding forfeiture

37. A member whose shares have been forfeited or surrendered shall cease to be a member in respect of such shares and shall surrender to the Company for cancellation the certificate for such shares but shall, notwithstanding the forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares, with interest thereon at such rate (not exceeding 15 per cent. per annum) as the Directors shall think fit from the date of forfeiture or surrender until payment and to satisfy any claims and demands which the Company might have enforced in respect of the shares at the time of forfeiture or surrender. The Directors may waive payment of such interest either wholly or in part and may enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal.

Effect of forfeiture

38. The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the Statutes given or imposed in the case of past members.

Company's lien on shares not fully-paid

39. The Company shall have a first and paramount lien on any of its shares which are not fully-paid in the circumstances and to the extent permitted by Section 150(2) of the Act. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

Enforcing lien by sale

40. (A) The Directors may sell in such manner as the Directors determine any share on which the Company has a lien, but no sale shall be made unless such sum in respect of which the lien exists is presently payable nor until a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or to the person entitled to such share by reason of his death or bankruptcy and default in payment, fulfilment or discharge shall have been made by him or them for seven clear days after the date of such notice.

(B) For giving effect to any such sale the Directors may authorise some person to transfer the share sold to or in accordance with the directions of the purchaser.

Application of proceeds of sale

41. The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards satisfaction of the amount due to the Company in respect of which the lien exists and the balance (if any) shall upon surrender to

the Company for cancellation of the certificate for the share sold be paid to the person entitled to the share at the time of the sale.

Statutory declaration as to forfeiture or sale to satisfy lien

42. A statutory declaration in writing by a Director or the Secretary of the Company that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. Such declaration shall (subject to the execution of a transfer if necessary) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings with reference to the forfeiture, surrender, sale, re-allotment or disposal of the share.

TRANSFER OF SHARES

Form of transfer

43. Subject to such of the restrictions contained in these Articles as may be applicable, any member may transfer all or any of his shares and all permitted transfers of shares may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors or by any other manner acceptable to the Directors and permitted by the Statutes and the ~~listing~~ rules of the ~~London Stock Exchange~~UK Listing Authority.

Execution of transfer

44. ~~The~~Every written instrument of transfer of a share shall be executed by or on behalf of the transferor and (where the share is not fully-paid) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof.

Suspension of registration of transfers

45. Subject to the Statutes and the ~~requirements~~rules of the ~~London Stock Exchange~~UK Listing Authority the registration of transfers of shares (or of any class of shares) may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Directors may from time to time determine.

Right to decline registration of partly-paid shares

46. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully-paid or on which the Company has a lien provided that, where any such share is listed on the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis.

Other rights to decline registration

47. The Directors may also refuse to register a transfer of a share unless the ~~instrument of~~ transfer:

(a) is lodged, duly stamped, at the Office or at such other place as the Directors may appoint and (except in the case of a transfer by a ~~recognised person~~financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

Notice of refusal

48. If the Directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

No fee for registration

49. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

Retention and return of instruments of transfer

50. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

Recognition of renunciation

51. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

Requirement for written transfer to evidence title

52. For the avoidance of doubt, nothing in these Articles shall require shares to be transferred by a written instrument if the Statutes provide otherwise and the Directors shall be empowered to implement such arrangements as they consider fit in accordance with and subject to the Statutes and the rules of the ~~London Stock Exchange~~UK Listing Authority to evidence and regulate the transfer of title to shares in the Company and ~~to approve~~for the approval or disapproval as the case may be by the Directors or the operator of any Relevant System of the registration of ~~such~~those transfers.

TRANSMISSION OF SHARES

Transmission on death

53. If a member dies, the survivors or survivor where the deceased was a joint holder, or his personal representative where he was a sole holder or the only survivor of joint holders, shall be the only person recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

Election of person entitled by transmission

54. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, subject as hereinafter provided and upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, either be registered himself as holder of the share upon giving to the Company notice in writing of such desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right of transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were an instrument of transfer executed by such member.

Rights of person entitled by transmission

55. Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as

the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that, before being registered as the holder of the share, he shall not (except with the authority of the Directors) be entitled in respect of such share to exercise any right conferred by membership in relation to General Meetings of the Company or any Separate General Meeting of the holders of any class of share and should he fail either to transfer the share or elect to be registered as a member in respect of such share within sixty days of being required so to do by the Directors, he shall in the case of a share which is fully-paid be deemed to have elected to be registered as a member in respect of such share and may be registered accordingly.

DESTRUCTION OF DOCUMENTS

Documents Company entitled to destroy

56. The Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof;

(b) all share certificates and dividend mandates which have been cancelled or have ceased to have effect at any time after the expiration of two years from the date of such cancellation or cessation; and

(c) all notifications of change of name or address after the expiration of one year from the date on which they are recorded.

Presumptions where documents destroyed

57. It shall conclusively be presumed in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books or records of the Company provided always that:

(a) this Article shall apply only to the destruction of a document in good faith and without express notice to the Company that preservation of the document might be relevant to a claim;

(b) nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as provided for in this Article or in any other circumstances which would not attach to the Company in the absence of this Article;

(c) references in this Article to the destruction of any document include references to the disposal of it in any manner; and

(d) any document referred to in Article 56 may be destroyed at a date earlier than that authorised by that Article, provided that a permanent copy of such document shall have been made which shall not be destroyed before the expiration of the period applicable to the destruction of the original of such document and in respect of which the Directors shall take adequate precautions for guarding against falsification and for facilitating its production.

UNTRACED SHAREHOLDERS

Power to sell shares

58. (A) The Company shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

    (1) during a period of twelve years (provided that in that period at least three dividends shall have been declared and paid) no cheque or warrant sent by the Company in the manner authorised by these Articles has been cashed and no communication has been received by the Company from the member or person entitled by transmission;

    (2) the Company has, at the expiration of that period, by advertisement both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located, given notice of its intention to sell such share;

    (3) the Company has not during the further period of three months after the date of the advertisement and prior to the date of sale received any communication from the member or person concerned; and

    (4) if such share is listed on the London Stock Exchange the Company has first given notice in writing to the ~~London Stock Exchange~~UK Listing Authority of its intention to sell such share.

    (B) To give effect to any such sale, referred to in (A) above, the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the share. The Company shall be indebted to the member or other person entitled to such share for an amount equal to the net proceeds of such sale but no trust shall be created and no interest shall be payable in respect of the proceeds of sale which may either be employed in the business of the Company or invested in such investment (other than shares of the Company or its holding company, if any) as the Directors may from time to time think fit.

Cessation of dividend payments

59. The Company may cease to send any cheque or warrant through the post or may stop the transfer of any sum by any bank or other funds transfer system~~,~~ or may stop any other means of payment made pursuant to Article 155, as the case may be, for any dividend payable on any shares in the Company which is normally paid in that manner on those shares if, in respect of at least two consecutive dividends payable on those shares, the cheques or warrants have been returned undelivered or remain uncashed or the transfer or other means of payment has failed or in respect of one dividend payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or the transfer or other means of payment has failed and reasonable enquiries made by the Company have failed to establish any new address of the holder of those shares but, subject to the provisions of these Articles, shall recommence sending cheques or warrants or transferring funds or using the other means of payment, as the case may be, in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

GENERAL MEETINGS

Annual General Meetings

60. An Annual General Meeting shall be held once in every year, at such time (within a period of not more than fifteen months after the holding of the last preceding Annual General Meeting) and place as may be determined by the Directors.

Extraordinary General Meetings

61. All other General Meetings of the Company shall be called Extraordinary General Meetings.

Calling of Extraordinary General Meetings

62. The Directors may, whenever they think fit, call General Meetings and shall, on requisition in accordance with the Statutes, proceed with proper expedition to convene an Extraordinary General Meeting.

NOTICE OF GENERAL MEETINGS

Length of notice

63. An Annual General Meeting and any General Meeting at which it is proposed to pass a Special Resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by at least twenty-one clear days' notice in writing and any other Extraordinary General Meeting shall be called by at least fourteen clear days' notice in writing.

Contents of notice

64. (A) The notice shall:

(1) be given to all members other than those who under the provisions of these Articles are not entitled to receive such notices from the Company;

(2) specify the place and the day and time of the meeting;

(3) contain a reasonably prominent statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company;

(4) in the case of an Annual General Meeting, specify the meeting as such;

(5) in the case of any General Meeting at which business other than routine business is to be transacted, specify the general nature of such business; and

(6) if any resolution is to be proposed as an Extraordinary Resolution or as a Special Resolution, contain a statement to that effect.

(B) Routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

(1) declaring dividends;

(2) considering and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

(3) appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed;~~and~~

(4) appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.;

(5) considering and/or approving any report on the remuneration of the Directors.

(C) For the purposes of determining who may attend or vote at a meeting and how many votes such person or persons have, the notice of meeting may give a time by which such persons must be entered on the Register in order to be entitled to attend or vote at the meeting. This time must not be more than 48 hours before the time fixed for the meeting.

PROCEEDINGS AT GENERAL MEETINGS

Chairman of General Meeting

65. The Chairman (if any) of the Directors, failing whom the Deputy Chairman (if any), shall preside as chairman at every General Meeting. If there is no such Chairman or Deputy Chairman or if at any meeting neither shall be present within five minutes after the time appointed for holding the meeting and willing to act, the Directors present shall choose one of their number to be chairman of the meeting. If no Director is present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be the chairman of the meeting.

Entitlement to attend and speak

66. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings and at Separate General Meetings of the holders of any class of shares. The Chairman may invite any person to attend and speak at General Meetings of the Company whom the Chairman considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting. In addition, the Chairman may invite any person who has been nominated by a member of the Company (provided that the Chairman is satisfied that at such time as the Chairman may determine, the member holds any shares in the Company as such person's nominee) to attend and, if the Chairman considers it appropriate, to speak at General Meetings of the Company.

Quorum

67. No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Three persons entitled to vote upon the business to be transacted each being a member or a proxy for a member or a duly authorised representative of a corporation shall be a quorum.

Procedure if quorum not present

68. (A) If within half an hour from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the chairman of the meeting may determine, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the members present in person or by proxy shall be a quorum.

Security arrangements

(B) The Directors may direct that persons wishing to attend General Meetings should submit to such searches, security arrangements

and restrictions as the Directors shall consider appropriate in the circumstances. The Directors shall be entitled in their absolute discretion, or may authorise some one or more persons who shall include a Director or the Secretary or the chairman of the meeting:

(a) to refuse entry to such General Meeting to any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions; and

(b) to eject from such General Meeting any person who causes the proceedings to become disorderly.

Orderly conduct

(C) The Chairman shall take such action or give directions as he thinks fit to promote the orderly conduct of the meeting as laid down in the notice of the meeting and the Chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any matter is of such a nature.

Adjournments

69. The chairman of the meeting may with the consent of any General Meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time without specification of a time or place and from place to place. In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn any meeting to another time or place if it appears to the chairman of the meeting that:

(a) the number of persons wishing to attend cannot be conveniently accommodated in the place(s) for the meeting; or

(b) the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

(c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned without specification of a time or place, the time and place for the adjourned meeting shall be fixed by the Directors.

Notice of adjournment

70. When a meeting is adjourned for thirty days or more or without specification of a time or place, not less than seven clear days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

71. Save as expressly provided in Article 70, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Amendments to resolutions

72. If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution or Extraordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may in any event be considered or voted upon and in the case of a resolution duly proposed as

an Ordinary Resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless, at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such resolution is to be proposed, notice in writing of the terms of the amendment and intention to move the same has been lodged at the Office.

Procedure where meeting held at more than one place

73. The following provisions will apply if any General Meeting is held at or adjourned to more than one place:

(a) the notice of such a meeting or adjourned meeting shall specify the place at which the chairman of the meeting shall preside (the "Specified Place") and the Directors shall make arrangements for simultaneous attendance and participation at the Specified Place and at other places by members, provided that persons attending at any particular place shall be able to see and hear and be seen and heard by means of audio visual links by persons attending at the Specified Place and at the other places at which the meeting is held;

(b) the Directors may from time to time make such arrangements for the purpose of controlling the level of attendance at any such place (whether involving the issue of tickets or the imposition of some geographical or regional means of selection or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time vary any such arrangements or make new arrangements in place of them, provided that a member who is not entitled to attend, in person or by proxy, at any particular place shall be entitled so to attend at one of the other places; and the entitlement of any member so to attend the meeting or adjourned meeting at such place shall be subject to any such arrangements as may from time to time be in force and by the notice of meeting or adjourned meeting stated to apply to the meeting;

(c) for the purposes of all other provisions of these Articles any such meeting shall be treated as being held at the Specified Place; and

(d) if a meeting is adjourned to more than one place, not less than seven days' notice of the adjourned meeting shall be given, notwithstanding any other provision of these Articles.

VOTING

Method of voting

74. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of the meeting; or

(b) in writing by not less than five members present in person or by proxy or being a duly authorised representative of a corporation and entitled to vote; or

(c) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting~~; or~~ (excluding any voting rights attached to any shares held as treasury shares); or

(d) in writing by a member or members present in person or by proxy or being a duly authorised representative of a corporation and holding shares in the Company conferring a right to vote at the meeting being

shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid on all the shares conferring that right. (excluding any voting rights attached to any shares held as treasury shares).

75. Unless a poll is demanded, a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution.

Procedure if poll demanded

76. If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or cards) as the chairman of the meeting may direct. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

Casting vote of chairman

77. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote in addition to any other vote he may have.

Votes on a poll

78. On a poll, votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Timing of poll

79. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at some time later during or at the end of the meeting or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the chairman of the meeting may direct. No notice need be given of a poll not taken immediately.

Continuance of other business after demand for a poll

80. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Withdrawal of demand for poll

81. The demand for a poll may at any time before the conclusion of the meeting be withdrawn but only with the consent of the chairman, and if it is so withdrawn:

(a) before the result of a show of hands is declared, the meeting shall continue as if the demand had not been made; or

(b) after the result of a show of hands is declared, the demand shall not be taken to have invalidated that result;

but if a demand is withdrawn, the chairman of the meeting or other member or members so entitled may himself or themselves demand a poll.

Votes of members

82. Subject and without prejudice to any special rights, privileges or restrictions as to voting attached to any shares for the time being forming part of the capital of the Company, at any General Meeting on a show of hands

every member who (being an individual) is present in person or (being a corporation) is represented by a duly authorised representative under Section 375 of the Act, not being himself a member, shall have one vote and on a poll every member who is present in person, or by proxy or (being a corporation) is represented as aforesaid shall have one vote for every share held by him. For the avoidance of doubt, the Company itself is prohibited (to the extent specified by the Act) from exercising any rights to attend or vote at meetings in respect of any shares held by it as treasury shares.

Votes of joint holders

83. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders appear in the Register in respect of the share.

Voting on behalf of incapable member

84. A member in respect of whom an order has been made by any Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by any person authorised in that behalf by that Court, and any such person may, on a poll, vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be deposited at or delivered to the Office, or ~~at~~ such other place or address as is specified in accordance with these Articles for the deposit ~~of instruments~~or delivery of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

Objections to votes

85. No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

No right to vote where sums overdue on shares

86. No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

SUSPENSION OF RIGHTS
WHERE NON-DISCLOSURE OF INTERESTS

87. (A) If any member, or any other person appearing to be interested in shares held by such member, has been duly served with a notice under Section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, then at any time thereafter the Directors may in their absolute discretion by notice (a "direction notice") to such member direct:

(1) that in respect of the shares in relation to which the default occurred (the "default shares", which expression shall include any further shares which are issued in respect of such shares) the member shall not be entitled to vote either personally or by

proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company; and/or

(2) where the default shares represent at least 0.25 per cent. of the issued shares of any class of capital in the Company (excluding any shares held as treasury shares), that:

(a) any dividend or other money which would otherwise be payable in respect of the default shares shall (in whole or any part thereof) be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and, in circumstances where an option to elect to receive Ordinary Shares instead of cash in respect of any dividend shall be or has been given to members, any Notice of Election made under such an option in respect of the default shares shall not be effective; ~~and/or~~

(b) no transfer, other than an approved transfer, of any of the shares held by such member shall be registered unless:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and when presented for registration is accompanied by a certificate from the member, in a form satisfactory to the Directors, to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares~~.~~ and/or;

(c) any shares held by such member in uncertificated form shall forthwith be converted into certificated form (and the Directors shall be entitled to direct the operator of any Relevant System applicable to those shares to effect that conversion immediately) and that member shall not thereafter be entitled to convert all or any shares held by him into uncertificated form (except with the authority of the Directors) unless:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the shares which the member wishes to convert are part only of his holding and he has issued a certificate, in a form satisfactory to the Directors, to the effect that after due and careful enquiry the member is satisfied that none of the shares he is proposing to convert into uncertificated form are default shares.

(B) The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice. Neither the Company nor the Directors shall in any event be liable to any person as a result of the Directors having imposed any restrictions pursuant to sub-paragraph (A) above if the Directors have acted in good faith.

(C) The following shall apply in relation to any direction notice:

(1) any direction notice shall have effect in accordance with its terms until seven days (or such shorter period as the Directors may resolve) after the earlier of the date on which:

(a) the Company is satisfied that the default in respect of which the direction notice was issued has been rectified; and

(b) notification shall be received by the Company that the default shares shall have been transferred to a third party by means of an approved transfer;

(2) the Directors may at any time give notice cancelling a direction notice, in whole or in part or suspending, in whole or in part, the imposition of any restrictions contained in the direction notice for a given period. If dividends or other moneys payable in respect of any default shares shall be withheld as a result of any restrictions imposed by a direction notice, such dividends or other money shall accrue and shall be payable (without interest) upon the relevant restrictions ceasing to apply.

(D) For the purposes of this Article:

(1) a person shall be treated as appearing to be interested in any shares if the member holding such shares or any other person has given to the Company a notification under the said Section 212 which either (i) names such person as being so interested, or (ii) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant Section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(2) "interested" shall be construed as it is for the purpose of the said Section 212;

(3) the prescribed period is fourteen days from the date of service of the notice under the said Section 212;

(4) a transfer of shares is an approved transfer if and only if:

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer for a company (as defined in Section 428 of the Act); or

(b) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through a recognised investment exchange, as defined in the Financial Services and Markets Act ~~1986,~~2000, or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded;

(5) reference to a person being in default in supplying to the Company the information required by a notice under the said Section 212 includes:

(a) reference to his having failed or refused to give all or any part of it; and

(b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

(E) Nothing in this Article shall limit the powers of the Company under Section 216 of the Act or any other powers whatsoever.

PROXIES

Who may act as proxy

88. A proxy need not be a member of the Company.

Execution of proxy

89. ~~Subject to Article 91(B)(i) an instrument appointing~~The appointment of a proxy shall be ~~in writing~~ in any usual or common form or in any other form which the Directors may accept and:

(a) in the case of an individual shall be signed by the appointor or by his attorney; and

(b) in the case of a corporation shall be either given under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation.

90. The signature on ~~such instrument~~that appointment need not be witnessed. Where an ~~instrument appointing a~~appointment of proxy is signed on behalf of a corporation by an officer or on behalf of any appointor by an attorney, the Directors may, but shall not be bound to, require evidence of the authority of any such officer or attorney.

Delivery of proxy

91. (A) The appointment of a proxy may:

~~An~~ (a) in the case of an instrument ~~appointing a proxy must~~in writing, be left at such place or one of such places (if any) ~~or, in the case of an instrument appointing a proxy which is delivered in electronic form or by facsimile, to such person, address or number~~ as may be specified for that purpose in a note to or in any document accompanying the notice convening the meeting and/or any proxy form or other document (or, if no place is so specified, at the ~~Transfer~~ Office) not less than forty-eight hours before the time appointed for the holding of the meeting or adjourned meeting ~~or (in the case of a poll taken otherwise than~~;

(b) in the case of an appointment contained in an electronic communication, where an address has been specified by the Company for the purpose of receiving a proxy by electronic communication:

(i) in the notice convening the meeting;

(ii) in any instrument of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

be received at that address not less than forty-eight hours before the time for holding the meeting or adjourned meeting;

(c) in the case of a poll taken more than forty-eight hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than twenty-four hours before the time appointed for taking the poll; or

(d) where the poll is not taken at or on the same day as ~~the meeting or adjourned meeting) for the taking of the poll at which it is to~~

be used, it was demanded but is taken not more than forty-eight hours after it was demanded, be delivered at the meeting to the Chairman or Secretary or any Director

and in default shall not be treated as valid. An instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates and an instrument of proxy shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Electronic delivery of proxies

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the listing rules of the London Stock Exchange, the Directors may decide to accept proxy forms:

(i) delivered electronically, for example, via the Internet, subject to any limitations, restrictions or conditions they decide and Article 89 does not apply to a proxy form delivered electronically;

(ii) by facsimile;

but the Directors may require such evidence as they think appropriate in order to determine whether the proxy appointment is effective.

(B) Without limiting any other provision of these Articles, in relation to an uncertificated share the Directors may from time to time:

(a) permit appointments of a proxy to be made by means of an Uncertificated Proxy Instruction;

(b) where a proxy has been appointed by means of an Uncertificated Proxy Instruction, permit the revocation of the appointment by means of an Uncertificated Proxy Instruction;

(c) prescribe the method for determining the time at which any such Uncertificated Proxy Instruction is to be treated as received by the Company (or a participant in the Relevant System concerned on its behalf); and

(d) treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

For the purposes of Article 91.B, "Uncertificated Proxy Instruction" means an electronic communication in the form of:

(a) an instruction which is properly authenticated as determined by the Regulations;

(b) any other instruction or notification; or

(c) any supplemented or amended instruction or notification,

in each case sent by means of the Relevant System concerned and received by such participant in that system acting on behalf of the Company (and in such form and on such terms and conditions) as the Directors may determine subject to the facilities and requirements of that system.

Maximum validity of proxy

92. No instrumentappointment of proxy shall be valid after the expiration of twelve months from the date stated in it as the date of its execution except at

an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

Rights of proxy

93. An ~~instrument appointing a~~appointment of proxy shall be deemed to include the right to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the chairman of the meeting.

Cancellation of proxy's authority

94. A vote given or poll demanded in accordance with the terms of an ~~instrument~~appointment of proxy shall not be invalidated by the previous death or mental disorder of the principal or by the revocation of the appointment of the proxy or of the authority under which the ~~instrument~~appointment of proxy was executed or the transfer of the share in respect of which the ~~instrument~~appointment of proxy was executed unless an intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the ~~Transfer~~ Office or such other place or address as is referred to in Article 91 ~~at least forty-eight hours before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for~~not later than the last time at which an appointment of proxy should have been delivered in order to be valid for use at the meeting at which the vote was given or (as the case may be) the poll demanded or for use on the taking of the poll ~~at which the instrument of proxy is used~~.

Form of Proxy

95. The Directors may, at the expense of the Company, send~~,~~ proxy forms by post ~~or otherwise, instruments of proxy~~ (reply paid or otherwise) or, to the extent that a member has consented to the use of electronic communications and notified an address for that purpose and if the Directors so decide, using electronic communications to members for use at any General Meeting or at any Separate General Meeting of the holders of any class of shares of the Company, either in blank or nominating in the alternative any one or more of the Directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy. The accidental omission to send such ~~an instrument~~a proxy form or give such an invitation to, or the non-receipt of such ~~an instrument~~a proxy form or invitation by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting. Such proxy forms shall provide for two-way voting on all resolutions to be proposed at a meeting other than resolutions relating to the procedure of the meeting.

Members' rights where proxy appointed

96. Deposit or delivery of an ~~instrument~~appointment of proxy shall not preclude a member from attending and voting in person at the meeting or any adjournment thereof.

CORPORATIONS ACTING BY REPRESENTATIVES

97. Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit (who need not be a member) to act as its representative at any meeting of the Company or at any Separate General Meeting of the holders of any class of shares. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it

were an individual member of the Company and such corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

Minimum number of Directors

98. Subject as hereinafter provided, the Directors shall not be less than three in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or fix and from time to time vary a maximum number of Directors.

99. A Director shall not be required to hold any shares of the Company by way of qualification.

DIRECTORS' REMUNERATION AND EXPENSES

Remuneration of non-executive Directors

100. The Directors, other than the Chief Executive, Managing or other Directors employed in an executive capacity by the Company, shall be entitled to remuneration at such rate as the Directors shall from time to time approve, such remuneration to be divided between such Directors as the Directors shall agree or, failing agreement, equally except that any such Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of the remuneration related to the period during which he has held office.

Remuneration of executive Directors and additional remuneration for non-executive Directors

101. Any Director who holds any executive office (including for this purpose the office of Chairman or Deputy Chairman whether or not such office is held in an executive capacity), or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

Expenses

102. The Directors may repay to any Director all such reasonable expenses as he may properly incur in attending and returning from meetings of the Directors or of any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

Pensions and gratuities for Directors

103. The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise for any Director or ex-Director who is or was at any time in the employment or service of the Company, or any body corporate which is or has been a subsidiary of the Company or a predecessor of the business of the Company or of any such subsidiary and for the families and dependants of any such persons and for the purpose of providing any such benefits contribute to any scheme or fund or pay any premiums.

DIRECTORS' INTERESTS

Permitted interests

104. Subject to the provisions of the Statutes, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction, contract or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested;

and he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

For the purposes of this Article:

(i) a general notice given to the Directors that a Director is to be regarded as having an interest, of the nature and extent specified in the notice, in any transaction or arrangement in which a specified person or class of persons is interested, shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

Directors acting in a professional capacity

105. Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director, provided that nothing herein contained shall authorise a Director or his firm to act as the Auditors.

Directors' powers relating to other companies

106. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by them as directors of such other company, in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors or other officers or employees of the company or voting or providing for the payment of remuneration to such officers or employees).

Permitted interests and voting

107. (A) Save as otherwise provided by these Articles a Director shall not vote at a meeting of the Directors in respect of any contract or arrangement or any other proposal whatsoever in which he (together with persons connected with him) to his knowledge has any material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company). A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(B) A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(1) the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(2) the giving to a third party of any guarantee, security or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(3) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting of such offer;

(4) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he (together with persons connected with him) does not to his knowledge hold an interest in shares (as that term is used in Sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

(5) any proposal concerning the adoption, modification or operation of a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme within the meaning of Section 743 of the Act under which he may benefit and which relates to both employees and Directors except where such proposal directly concerns his own individual rights of participation in or benefits under such scheme where such rights or benefits are not being generally accorded to the employees to whom such fund or scheme relates; and

(6) any proposal under which he may benefit concerning the giving of indemnities to Directors and other officers of the Company which the Directors are empowered to give under Article 177(A);

(7) any proposal under which he may benefit concerning the purchase, funding and/or maintenance of insurance which the Director's are empowered under Article 177(B) to purchase, fund and/or maintain for any Director or officer of the Company ~~against liability, default, breach of duty or breach of trust in relation to the Company~~; and

(8) any proposal under which he may benefit~~.~~ concerning the provision to Directors of funds to meet expenditure incurred or to be incurred by them or any of them in defending proceedings or in connection with any application under any of the provisions mentioned in Section 337A(2) of the Act or otherwise enabling any such person to avoid incurring that expenditure.

(C) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (B)(4) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution, except that concerning his own appointment.

(D) If any question shall arise at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting (or, where the interest concerns the chairman himself, to the deputy chairman of the meeting or, where the interest concerns both the chairman and the deputy chairman of the meeting, or, where no deputy chairman has been appointed under Article 130 there is no agreement as to who is the deputy chairman of the meeting, to the most senior non-executive Director) and his ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

(E) For the purposes of this Article an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company), connected with a Director, shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.

EXECUTIVE DIRECTORS

Appointment of executive Directors

108. (A) The Directors may from time to time appoint one or more of them to be the holder of any executive office (including, where considered appropriate, the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive) on such terms and for such periods (subject to the provisions of the Statutes) as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment. The remuneration of the holder of any executive office may be made payable by way of salary or commission or participation in profits or by any or all of these modes or otherwise as may be thought expedient and it may be made a term of his appointment that he shall receive a pension, gratuity or other benefit on his retirement.

(B) The appointment of any Director to the office of Chairman, Deputy Chairman, Joint Deputy Chairman, Vice Chairman, Managing Director, Joint Managing Director, Chief Executive or Deputy Chief Executive shall automatically determine if he ceases to be a Director, but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Delegation to individual Directors

109. The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by it for such period and upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

PRESIDENT

110. The Directors may by resolution from time to time appoint as President of the Company any person who is not a Director and who has rendered outstanding service to the Company or to industry. The President shall not by virtue of his office or otherwise be a Director of the Company and shall not act as such. He may be appointed for life with such duties and upon such terms and conditions including remuneration as the Directors shall determine. In addition he shall be entitled to be reimbursed such expenses as shall properly be incurred by him in the execution of his duties as President. He shall be entitled to vacate the office if he resigns by notice in writing given to the Company.

APPOINTMENT RETIREMENT AND REMOVAL OF DIRECTORS

Vacation of office by Directors

111. The office of a Director shall be vacated in any of the following events, namely:

(a) he becomes prohibited by law from acting as a Director;

(b) he resigns by notice in writing to the Company;

(c) he offers in writing to resign and the Directors resolve to accept such offer;

(d) he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(e) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984; or

(ii) an order is made by a Court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

(f) he is absent from meetings of the Directors for six successive months without permission and the Directors shall resolve that his office be vacated;

(g) in the case of a Director who holds any employment or executive office within the Company or any subsidiary, his employment with the Company and/or any subsidiary shall be determined and the Directors resolve that he has by reason of such determination vacated office; or

(h) he is removed from office by notice in writing served upon him signed by all his co-Directors, but so that, if he holds an appointment to an executive office which thereby automatically determines, such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Number to retire by rotation

112. (A) At each Annual General Meeting a minimum number equal to one-third of the number of Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office. Directors retiring under Article 112(B) shall be counted as part of this minimum number.

Directors to retire at AGM after appointment and every three years

(B) Each Director shall retire at the first Annual General Meeting following his appointment and shall be eligible for election; after that, each Director shall retire and shall (unless his terms of appointment with the Company specify otherwise) be eligible for re-election at the Annual General Meeting held no later than in the third calendar year (or such earlier calendar year as may be specified for this purpose in his terms of appointment with the Company) following his last re-appointment.

Identity of Directors to retire

113. The Directors to retire by rotation shall include (so far as necessary to obtain the minimum number required) after taking into account the Directors to retire under Article 112(B) any Director who wishes to retire and not to offer himself for re-election. Any further Directors so to retire shall be those of the other Directors who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Filling vacancies

114. The Company, at the meeting at which a Director retires under any provision of these Articles, may by Ordinary Resolution fill the office being vacated by electing to such office the retiring Director or some other person eligible for appointment. In default, the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article; or

(d) where such Director has attained any retiring age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting, except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost, and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without break.

No single resolution to appoint two or more Directors

115. A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it, and any resolution moved in contravention of this provision shall be void.

Persons eligible as Directors

116. (A) No person, other than a Director retiring at the meeting, shall be eligible for appointment as a Director at any General Meeting unless:

(1) he is recommended by the Directors; or

(2) not less than seven nor more than forty-two days before the date appointed for the meeting there shall have been left at the

Office notice in writing signed by some member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for appointment and also notice in writing signed by the person to be proposed of his willingness to be appointed and stating all such particulars of him as would, on his appointment, be required to be included in the Company's Register of Directors.

(B) Any provisions of the Statutes which, subject to the provisions of these Articles, would have the effect of rendering any person ineligible for appointment as a Director or liable to vacate office as Director on account of his having reached any specified age or of requiring special notice or any other special formality in connection with the appointment of any Director over a specified age, shall apply to the Company.

Power of removal by Company

117. The Company may, in accordance with and subject to the provisions of the Statutes, by Ordinary Resolution of which special notice has been given remove any Director from office notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement.

Power of Company to appoint Directors

118. Subject to the provisions of Article 116, the Company may by Ordinary Resolution appoint a person who is willing to act to be a Director either to fill a vacancy or as an additional Director.

Powers of Directors to appoint additional Directors

119. The Directors shall have power at any time and from time to time to appoint any person, who is willing to act, to be a Director either to fill a casual vacancy or as an additional Director, but so that the total number of Directors shall not at any time exceed the maximum number (if any) fixed by or in accordance with these Articles. Any Director so appointed shall hold office only until the next Annual General Meeting and shall then be eligible for election under Article 112(B).

ALTERNATE DIRECTORS

Appointment

120. Any Director (other than an alternate Director) may at any time by notice in writing under his hand and deposited at the Office, or delivered at a meeting of the Directors or otherwise sent using electronic communications to an address (if any) provided for that purpose by the Company, appoint any other Director or any other person to be his alternate Director and may in like manner at any time terminate such appointment. The appointment of a person who is not a Director shall, unless previously approved by the Directors, have effect only upon and subject to being so approved.

Determination of appointment

121. The appointment of an alternate Director shall determine on the happening of an event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director or if he leaves a written statement in which he confirms he wishes to resign his appointment at the Office (or he delivers a statement using electronic communications to an address (if any) provided for that purpose by the Company) but, if a Director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate

Director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

Rights and powers of alternate Directors

122. An alternate Director shall (except when absent from the United Kingdom) be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and, for the purposes of the proceedings at such meeting, the provisions of these Articles shall apply as if he (instead of his appointor) were the Director. If he shall himself be a Director, or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative but he shall not be counted more than once for a quorum. If his appointor is for the time being absent from the United Kingdom or temporarily unable to act through ill-health or disability, the alternate Director's signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles, but he shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him.

Contracts and remuneration

123. An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

Directors' meetings

124. Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the request of a Director shall, summon a meeting of the Directors.

Notice of Directors' meetings

125. (A) Subject to sub-paragraph (B) of this Article, it shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent from the United Kingdom.

(B) If any Director who is for the time being absent from the United Kingdom shall have left with the Secretary a memorandum specifying an address outside the United Kingdom to which such notices should be sent during any such period of absence, then the Secretary shall during such period give such Director notice of Directors' meetings at such address (whether by way of ~~telex, telegram or facsimile transmission~~electronic communications or otherwise) but the Company shall not be obliged to give the Director a longer period of notice than he would have been entitled to had he been present in the United Kingdom.

(C) Any Director may waive notice of any meeting and any such waiver may be retrospective.

Directors' meetings by telephone

126. All or any of the Directors or the members of any committee of the Directors may participate in a meeting of the Directors or of such committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote and to be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting is present.

Quorum

127. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Voting

128. Questions arising at any meeting of the Directors shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Directors below minimum through vacancies

129. The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling such vacancies or of summoning General Meetings. If there are no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

Appointment and Removal of Chairman

130. The Directors may elect from their number a Chairman and Deputy Chairman or Joint Deputy Chairman on such terms and for such periods (subject to the Statutes and any retirement under Article 112(A) and Article 112(B)) as they may determine, and, without prejudice to any rights or claims which he may have against the Company by reason of such removal, may remove, at any time, such Chairman, or Deputy Chairman or Joint Deputy Chairman. If no Chairman or Deputy Chairman or Joint Deputy Chairman shall have been appointed, or if at any meeting none of them shall be present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

Resolution in writing

131. A resolution in writing (or otherwise contained in an electronic communication) signed by all the Directors for the time being in the United Kingdom shall be as effective as a resolution duly passed at a meeting of the Directors and may consist of several documents (whether or not in the form of an electronic communication) in the like form, each signed by one or more Directors. A resolution signed by an alternate Director need not also be signed by his appointor.

Delegation to committees

132. (A) The Directors may delegate any of their powers or discretions (including, without limitation, the power to determine Directors' fees or additional remuneration and to vary the terms and conditions of employment or confer any other benefit on any of the Directors) to

committees consisting of one or more Directors and (if thought fit) one or more other persons. No such committee shall, unless the Directors otherwise resolve, have power to sub-delegate to sub-committees any of the powers or discretions delegated to it.

(B) Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations which may from time to time be imposed on it by the Directors.

(C) Subject to the foregoing, the meetings and proceedings of any such committee consisting of two or more members shall be governed *mutatis mutandis* by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under sub-paragraph (B) of this Article.

Validity of acts of Directors or committee

133. All acts done by any meeting of the Directors, or of any committee of the Directors or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid or that any such persons were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

BORROWING POWERS

134. (A) Subject as hereinafter provided, the Directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(B) The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries so as to secure (so far as regards subsidiaries as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final payment) for the time being outstanding of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of an Ordinary Resolution of the Company, exceed an amount equal to ~~two and one half~~three times the Share Capital and Consolidated Reserves.

(C) For the purposes of this Article:

(1) "the Group" means, at any date on which the calculation of moneys borrowed falls to be made, the Company and such subsidiaries of the Company as would pursuant to the Statutes be required to be included in any group accounts prepared by the Company as at that date, but excluding any subsidiary which in the opinion of the Directors would not be consolidated in the group accounts prepared at such date by reason of any exemption or permission then available under the Statutes;

(2) references to subsidiaries shall include other subsidiary undertakings, and in applying the provisions of these Articles to subsidiary undertakings which are not companies references to equity share capital:

(a) in relation to a subsidiary undertaking with capital but no share capital are to rights in the capital of the undertaking;

(b) in relation to an undertaking without capital are to interests:

(i) conferring any right to share in the profits or liability to contribute to the losses of the undertaking; or

(ii) giving rise to an obligation to contribute to the debts or expenses of the undertaking in the event of a winding up;

(3) moneys borrowed by the Group shall be deemed to include (to the extent that the same would not otherwise fall to be taken into account):

(a) the principal amount outstanding in respect of any debentures (however issued) of any member of the Group which are not beneficially owned within the Group;

(b) the principal amount outstanding under any acceptance credit (not being an acceptance in relation to the purchase or sale of goods in the ordinary course of trading) opened by any bank or accepting house on behalf of or in favour of any member of the Group; and

(c) the nominal amount of any share capital and the principal amount of any debentures or other borrowed moneys of any person outside the Group the redemption or repayment whereof is guaranteed or secured by any member of the Group;

(4) there shall be credited against the amount of any moneys borrowed by the Group an amount equal to the aggregate of all cash in hand, credit balances on current or deposit account with banks, cash deposits, certificates of deposit, and debt securities of governments and companies and similar instruments owned by any member of the Group which are or represent amounts available for repayment of any moneys borrowed falling to be taken into account for the purpose of sub-paragraph (B) of this Article;

(5) "the Auditors" means the Auditors for the time being of the Company or in the case of joint Auditors any one of them;

(6) "Share Capital and Consolidated Reserves" mean at any material time the aggregate of:

(a) the amount paid on the issued share capital account of the Company; and

(b) the amount standing to the credit of the consolidated reserves of the Company (including any share premium account, special reserve or capital redemption reserve or any credit ~~balance on profit and loss account) and after deducting any~~or debit balance on the ~~consolidated~~ profit and loss ~~account~~reserve or, as the case may be, any retained earnings or losses);

all as shown in the latest published group accounts of the Company (which, for the purposes of this Article, means the group accounts laid before shareholders at the annual general meeting of the Company most recently held before the date on which the calculation of moneys borrowed falls to be made), but:

(i) adjusted as may be appropriate to take account of any companies or other entities which since the date of such balance sheet have become or have ceased to be subsidiaries and of any variations since that date in the interests of the Company in its subsidiaries and including (where borrowings are being made for the purpose of an acquisition of shares or assets) such adjustments as would be appropriate if such acquisition had been carried into effect;

(ii) adjusted to reflect any increase in or reduction of the issued and paid-up share capital or share premium account of the Company since the date to which the consolidated balance sheet incorporated in such group accounts shall have been made up and any distributions (other than normal preference dividends and interim dividends paid in each case out of profits earned since such date) in cash or in specie made, recommended or declared from the earnings or reserves ~~or profit and loss account~~ of the Company since such date, to the extent that such distribution is not provided for in such balance sheet;

(iii) excluding any sums set aside for taxation;

(iv) deducting any amount of goodwill or any other intangible asset (not being an amount representing part of a cost of a *bona fide* commercial acquisition of shares or other property) shown as an asset in such balance sheet (as adjusted);

(v) adding back to the consolidated reserves the total aggregate amount of any sums which have since 31st March 1990 been charged to such reserves in respect of goodwill arising (whether on consolidation or otherwise) as a result of the acquisition of any asset by the Company or its subsidiaries or any related company (within the meaning contained in Paragraph 92(1) of Schedule 4 Companies Act 1985) or any associated undertaking (within the meaning contained in Paragraph 20(1) of Schedule 4A Companies Act 1985), but only if and to the extent that such asset shall at the relevant time remain in the beneficial ownership of the Group or any such related company or associated undertaking (a "relevant asset"), after deducting therefrom a sum equal to the aggregate of the amounts of any ~~permanent diminution~~impairment in the value of any of the relevant assets;

(vi) disregarding and excluding any amount attributable to minority interests in subsidiaries; and

(vii) after making such other adjustments (if any) as the Auditors may consider appropriate, including in particular any further adjustments as may be appropriate to provide for the carrying into effect of the transaction for the purposes of or in connection with which the Share Capital and Consolidated Reserves required to be calculated.

(7) Share capital allotted shall be treated as issued and share capital called up or payable at any fixed future date within the following six months shall be treated as already paid, and if the Company proposes to issue any shares for cash and such issue has been underwritten, then such shares shall be deemed to

have been issued and the subscription moneys (including any premium) payable in respect thereof within the following six months shall be deemed to have been paid.

(8) In calculating the aggregate amount of moneys borrowed at any date, moneys borrowed by any member of the Group which are denominated or repayable in a currency other than sterling shall be treated as converted into sterling:

(a) at the rate of exchange used for the conversion of that currency in the latest consolidated audited balance sheet of the Company; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet;

but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(9) The certificate of the Auditors as to the amount of the Share Capital and Consolidated Reserves at any time shall be conclusive and binding upon all concerned. Nevertheless, the Directors may act in reliance on a *bona fide* estimate of the amount of the Share Capital and Consolidated Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a certificate of the Auditors or otherwise the Directors become aware that such a situation has arisen.

(10) No person dealing with the Company or any of its subsidiaries shall be concerned to see or enquire whether the said limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the said limit had been or would thereby be exceeded.

GENERAL POWERS OF DIRECTORS

General powers of Company vested in Directors

135. Subject to the provisions of the Act, the Memorandum of Association of the Company and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum of Association or these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of the Directors at which a quorum is present may exercise all powers exercisable by the Directors.

Powers of attorney

136. The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to

be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Designation of title of "Director" not to imply Directorship

137. The Directors may from time to time appoint any person to an office or employment having a designation or title including the word "Director" or attach to any existing office or employment with the Company such a designation or title. The inclusion of the word "Director" in the designation or title of any office or employment with the Company (other than the office of Managing Director) shall not imply that the holder thereof is a Director of the Company nor shall such holder thereby be empowered in any respect to act as a Director of the Company or be deemed to be a Director for any of the purposes of these Articles.

SECRETARY

138. Subject to the Statutes, the Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors at any time but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit, two or more persons may be appointed as joint Secretaries and the Directors may also appoint from time to time on such terms as they think fit one or more assistant or deputy Secretaries.

THE SEAL/EXECUTION OF DOCUMENTS

Use of Seal

139. (A) The Directors shall provide for the safe custody of the Seal which shall only be used by the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B) Subject to Article 18, every instrument to which the Seal shall be affixed shall be signed autographically by one Director and the Secretary or by two Directors or by one Director and some other person appointed by the Directors for the purpose.

(C) Where the Statutes so permit, any instrument signed by one Director and the Secretary or by two Directors and expressed (in whatever form of words) to be executed by the Company shall have the same effect as if executed under the Seal.

Securities Seal

140. The Securities Seal (if any) shall be used only for sealing securities or options in respect of such securities issued by the Company and documents creating or evidencing securities or options so issued. Any such securities or documents sealed with the Securities Seal shall not be required to be signed.

Resolution to dispense with Seal

141. The Directors may resolve (if such is lawful) that the Company shall not have a Seal.

Seal for use abroad

142. The Company may have an official seal for use abroad under the provisions of the Statutes.

AUTHENTICATION OF DOCUMENTS

143. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies of them or extracts from them as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors for the above purposes. A document purporting to be a copy of a resolution or an extract from the minutes of a meeting of the Company or of the Directors or any committee, which is certified as described in this Article, shall be conclusive evidence in favour of all persons dealing with the Company, upon the faith of such resolution or extract of minutes that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

RESERVES

144. The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also without placing the same to reserve carry forward any profits.

DIVIDENDS

Declaration of dividends by Company

145. Subject to the provisions of the Statutes, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the members but no such dividend shall exceed the amount recommended by the Directors. For the avoidance of doubt, no dividend shall be payable to the Company itself in respect of any shares held as treasury shares (except to the extent permitted by the Statutes).

Payment of interim dividends by Directors

146. If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

Dividends paid according to amount and period shares paid up

147. Unless and to the extent that the rights attached to or terms of issue of any shares provide otherwise, all dividends shall be declared and paid according to the amounts paid on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date it shall rank for dividend accordingly. In any other case dividends shall be apportioned and paid proportionately to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article, no amount paid on a share in advance of a call shall be treated in relation to any dividend declared after the payment but before the call as paid on the share.

Purchases as from a past date or cum dividend

148. Subject to provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date, the profits and losses thereof as from such date may at the discretion of the Directors, in whole or in part, be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

No interest on dividends

149. No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Retention of dividends where Company has a lien

150. The Directors may retain any dividends or other moneys payable on or in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends on transmission

151. The Directors may retain the dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained in these Articles, entitled to become a member, or which any person is, under those provisions, entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

Amount due on shares may be deducted from dividends

152. The Directors may deduct from any dividend or other moneys payable to any member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

Waiver of dividend

153. The waiver, in whole or in part, of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the holder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if and to the extent that the same is accepted as such or acted upon by the Company.

Unclaimed dividends

154.— The Directors may pay any unclaimed dividend or other moneys payable on or in respect of a share into a separate account provided that such payment shall not constitute the Company a trustee in respect thereof. All moneys accruing and earned in relation to such moneys shall belong absolutely to the Company. Any dividend unclaimed after a period of twelve years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

Payment procedure

155. Any dividend, interest or other moneys payable in cash on or in respect of a share may be paid by cheque, warrant or similar financial instrument sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may in writing direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to such

person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and may be crossed "A/c Payee". Payment of the cheque, warrant or similar financial instrument by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque shall be sent at the risk of the person entitled to the money represented thereby. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means (including, in relation to any dividend or other sum payable in respect of shares held in uncertificated form, by means of a Relevant System in any manner permitted by the rules of the Relevant System concerned) and to or through such person as the holder or joint holders (as the case may be) may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions.

Receipt by joint holders

156. If two or more persons are registered as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

Record date for payment of dividend and other matters

157. Notwithstanding any other provision of these Articles but subject always to the Statutes, the Company or the Directors may by resolution specify a date (the "record date") as the date at the close of business (or such other time as the Directors may determine) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, allotment, issue, notice, information, document or circular (including any capitalisations to be effected pursuant to Articles 159 and 160) and such record date may be on or before the date the same is made, paid or despatched or (in the case of any dividend, interest, allotment or issue) after the date on which the same is recommended, resolved, declared or announced but without prejudice to the rights *inter se* in respect of the same of the transferors and transferees of any such shares or other securities.

Dividend in specie

158. The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend, in whole or in part, by the distribution of specific assets (and in particular of paid shares or debentures of any other company) and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution (including, without limitation, in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any country or territory) the Directors may settle the same as they think expedient and in particular may issue fractional certificates (or ignore fractions) and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any assets in trustees and may determine that cash shall be paid to any overseas holder upon the basis of the value so fixed.

Scrip dividends

159. With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of any dividend specified by the Ordinary Resolution, offer any holders of the Ordinary Shares (excluding, for the avoidance of doubt, the Company itself to the extent that it is such a holder by virtue only of its holding any shares as treasury shares) the right to elect to receive in lieu of such dividend (or part of any such dividend)

an allotment of Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:

(a) the Ordinary Resolution may authorise the Directors to make such offer in respect of a particular dividend (whether or not already declared or recommended) and/or in respect of all or any dividends declared, proposed to be paid or made within a period specified by such Ordinary Resolution;

(b) the basis of allotment shall be determined by the Directors so that the value (calculated at the Relevant Price) of the additional Ordinary Shares each holder of Ordinary Shares who elects to receive the same shall be allotted in lieu of any amount of dividend shall equal as nearly as possible the net cash amount of the dividend that such holder elects to forgo and may (with the sanction of a Special Resolution) exceed such amount. For such purpose the "Relevant Price" of an Ordinary Share shall be the average of the middle market quotations of the Ordinary Shares on the London Stock Exchange, as derived from the Daily Official List, on such five consecutive dealing days as the Board shall determine provided the first of such days shall be on or after the day on which such Ordinary Shares are first quoted "ex" the relevant dividend, or shall be calculated in such other manner as the Directors may determine and is set out in the announcement of the availability of the election in respect of the relevant dividend. A certificate or report by the Auditors as to the amount of the Relevant Price in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

(c) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the ordinary shareholders of the right of election offered to them and shall specify the procedure to be followed (which, for the avoidance of doubt, may include an election by means of a Relevant System); the Directors may also establish or vary a procedure for election mandates under which shareholders may elect to receive Ordinary Shares instead of cash both in respect of the relevant dividend and (until they notify the Company such mandate is revoked) in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined) and the Directors may include in the procedure the right to make and revoke such election by means of a Relevant System;

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on Ordinary Shares in respect of which the share election has been duly exercised (the "elected Ordinary Shares"), and in the place of that dividend additional shares (subject to paragraph (e) below) shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any reserve (including any share premium account or capital redemption reserve and/or profit and loss account) as the Directors may determine, whether or not the same is available for distribution, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and shall apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the holders of the elected Ordinary Shares on such basis;

(e) no fraction of any share shall be allotted. The Directors may make provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit of any fractions accrues to the Company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any shareholder and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such shareholder of fully paid shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(f) the additional Ordinary Shares so allotted shall rank *pari passu* in all respects with the fully-paid Ordinary Shares then in issue save only as regards participation in the relevant dividend;

(g) Article 160 shall apply (*mutatis mutandis*) to any capitalisation made pursuant to this Article;

(h) the Directors may on any occasion determine that rights of election shall not be made available in respect of Ordinary Shares represented by depositary receipts or to any holders of Ordinary Shares with registered addresses in any territory where in the absence of a registration statement or other special formalities the circulation of an offer of rights of election would or might be unlawful, undesirable or impracticable and in such event the provisions of this Article shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion amend, suspend or withdraw the offer previously made to holders of Ordinary Shares to elect to receive additional Ordinary Shares in lieu of the cash dividend (or any part of it) at any time prior to the allotment of the additional Ordinary Shares; and

(j) unless the Directors otherwise determine, or unless the Regulations and/or the rules of the Relevant System concerned otherwise require the new Ordinary Share or shares which a shareholder has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared in respect of his elected Ordinary Shares shall be in uncertificated form in respect of the shareholder's elected Ordinary Shares which were in uncertificated form on the date of the shareholder's decision and in certificated form in respect of the member's elected Ordinary Shares which were in certificated form on the date of the shareholder's election.

CAPITALISATION OF PROFITS

160. Subject to any preferential or other special rights or restrictions for the time being attached to any class of shares in the capital of the Company and to the provisions of these Articles the Directors may with the authority of an Ordinary Resolution of the Company:

(a) resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the holders of Ordinary Shares in proportion to the nominal amounts of the shares (whether or not fully-paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully-paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf

either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully-paid to such holders or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully-paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly-paid shares shall so long as such shares remain partly-paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions;

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully-paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

MINUTES AND BOOKS

Minutes

161. The Directors shall cause minutes to be made in books to be provided for the purpose:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) of all resolutions and proceedings at all meetings of the Company and of any class of members of the Company and of the Directors and of committees of the Directors.

Statutory books

162. Any register, index, minute book, book of account or other book required by these Articles or the Statutes to be kept by or on behalf of the Company may, subject to the Statutes, be kept either by making entries in bound books or by recording them in any other manner. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating its discovery.

ACCOUNTS

Records to be kept and inspection of records

163. Accounting records, sufficient to show and explain the Company's transactions and otherwise complying with the Statutes, shall be kept at the Office or, subject to the provisions of the Statutes, at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. No member of the Company or other person (other than a Director) shall have any right of inspecting any account or book or document of the

Company except as conferred by Statute or authorised by the Directors or ordered by a Court of competent jurisdiction.

Annual accounts

164. A copy of every balance sheet and profit and loss account which is to be laid before a General Meeting of the Company (including every document required by law to be attached or annexed thereto) shall, not less than twenty-one clear days before the date of the meeting, be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles, provided that this Article shall not require a copy of these documents to be sent to more than one of joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

Summary financial statements

165. The requirements of Article 164 shall be deemed satisfied in relation to members by sending to each member, where permitted by the Statutes and instead of the said copies, a summary financial statement derived from the Company's annual accounts and the Directors' report and prepared in the form and containing the information prescribed by the Statutes and any regulations made thereunder.

Copies to be provided to the ~~London Stock Exchange~~UK Listing Authority

166. Whenever a listing on the London Stock Exchange for all or any of the shares or debentures of the Company shall for the time being be in force, there shall be forwarded to the appropriate officer of the ~~London Stock Exchange~~UK Listing Authority such number of copies of such documents as may for the time being be required under its regulations or practice.

AUDITORS

167. (A) Subject to the provisions of the Statutes, all acts done by any person as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

(B) The Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive, and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

NOTICES

Service of notices

168. (A) Any notice or document (including a share certificate) may be given or delivered to any member by the Company either:

(a) personally ~~or~~;

(b) by sending it through the post in a prepaid envelope addressed to such member at his registered address, or (if he has no registered address within the United Kingdom) to the address, if any, within the United Kingdom supplied by him to the Company as his address for the service of notices, or by delivering it to such address addressed as aforesaid~~.~~; or

(c) subject to such member consenting to the giving or delivery of that notice or document using electronic communications, by giving it using electronic communications to an address for the time being notified to the Company by that member for the purpose.

(B) Subject to the provisions of and so far as may be permitted by the Statutes and the ~~listing~~ rules of the ~~London Stock Exchange~~UK Listing Authority, any notice or document ~~(other than documents of title such as share certificates)~~ may also be given to ~~members~~ a member (or any other person entitled to receive the same ~~electronically, for example, via the Internet~~) who has consented to the giving of the same using electronic communications, by giving it using electronic communications to an address for the time being notified to the Company by that member or other person for the purpose.

Members resident abroad

169. A member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices shall not be entitled to receive any notices or other documents from the Company~~.~~ except to the extent that the Company intends to give a notice using electronic communications and the member has consented to the giving of that notice by electronic communications and he has notified the Company of an address for that purpose.

When notices deemed served

170.— (A) Where a notice or other document is given or delivered by post it shall be deemed to have been given or delivered on the day when the envelope containing the same is posted and in proving such service or delivery or the giving of such notice it shall be sufficient to prove that such envelope was properly addressed, prepaid and posted.

(B) Where a notice or other document is given or sent using electronic communications it shall be deemed to have been given or delivered:

(a) at the expiration of forty-eight hours after it was sent. In proving such service it shall be sufficient to prove that the notice or document was sent in accordance with the ICSA Guidelines; or

(b) where that notice or other document is in electronic format (such as CD-ROM or audiotape) and sent by post, on the day following the day on which it was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. In proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, prepaid and posted.

(C) Where a notice or other document to be given or sent using electronic communications has failed to be transmitted after three attempts made in accordance with the ICSA Guidelines then, that notice or other document shall nevertheless be deemed to have been sent for the purposes of Article 178.2(a) and without prejudice to Article 180, that failure shall not invalidate any meeting or other proceeding to which the notice or document relates. As soon as practicable and in any event within forty-eight hours of the original attempt a duplicate of the relevant notice or other document shall be sent through the post to the member to his last known address for the service of notices.

Omission or non-receipt of notice

171. The accidental failure to send or the non-receipt by any person entitled to any notice of or other document relating to any meeting or other proceeding shall not invalidate the relevant meeting or other proceeding.

Power to stop sending notices to untraced shareholders

172. If on three consecutive occasions notices have been sent in either or a combination of the following circumstances:

(a) through the post to any member at his registered address or his address for the service of notices but have been returned undelivered; or

(b) using electronic communications to any member at his address notified to the Company for that purpose but have failed to be transmitted and any duplicate notices sent through the post have been returned undelivered,

such member shall not thereafter be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing to the Office a new registered address or address within the United Kingdom for the service of notices. or, in so far as the Company intends to send any notice or document using electronic communications and the member has consented to the same, an address for that purpose, or to the extent that paragraph (b) applies, a new address for that purpose.

Joint holders

173. In respect of joint holdings all notices shall be given to the joint holder whose name stands first in the Register in respect of such joint holding and notice so given shall be sufficient notice to all the joint holders. For such purpose a joint holder having no registered address in the United Kingdom for the service of notices shall be disregarded. except to the extent that the Company intends to give a notice using electronic communications and the joint holder concerned has consented to the giving of the same to him by electronic communications and he has notified the Company of an address for that purpose.

Service of notice on person entitled by transmission

174. A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within the United Kingdom for the service of notices (or, in relation to any notice which that person consents to receive and the Company intends to give using electronic communications, an address for that purpose), shall be entitled to have served upon or delivered to him at such address any notice or document to which the member (but for his death or bankruptcy) would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid, any notice or document delivered or sent by post to or left at, or given using electronic communications to, the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first-named joint holder.

Notice when post not available

175. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a General Meeting by notices sent through the post, a General Meeting may be convened by a notice advertised on the same date in at least one national newspaper and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if, at least seven clear days prior to the meeting, the posting of notices to addresses throughout the United Kingdom again becomes practicable.

WINDING-UP

Distribution of assets otherwise than in cash

176. The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up. If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the Court) the liquidator may, with the authority of an Extraordinary Resolution and any other sanction required by the Act, divide among the members (excluding the Company itself to the extent that it is a member by virtue only of its holding any shares as treasury shares), in specie or in kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no members shall be compelled to accept any shares or other property in respect of which there is a liability.

INDEMNITY

Indemnity of officers

177.— (A) Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Secretary or other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto ~~including any liability incurred by him in defending any proceedings civil or criminal which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgement is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted, or in connection with any application under any Statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court~~and the Directors may exercise all the powers of the Company to grant those indemnities including, without limitation, any indemnity which constitutes a qualifying third party indemnity provision within the meaning of the Act.

(B) To the extent permitted by law, the Directors may arrange insurance cover at the cost of the Company in respect of any potential liability, loss or expenditure incurred or to be incurred by any Director, Secretary or other officer of the Company or of any other company which is or has been the holding company or subsidiary or subsidiary

undertaking (each as defined in the Act) of the Company or in which the Company has had an interest (whether direct or indirect), or by persons who are or were at any time trustees of any pension fund in which any employees of the Company or of any such other company are interested, in relation to anything done or alleged to have been done as a Director, Secretary or other officer or as a trustee of any such pension fund.

Ref: 82-373

This document is important and requires your immediate attention. If you are in any doubt about what action to take, you are recommended to seek advice from your own independent financial adviser, authorised pursuant to the Financial Services and Markets Act 2000. If you have sold or transferred all of your Ordinary Shares in EMI Group plc, please pass this document, together with the enclosed Annual Report and Proxy Form, to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.




RECEIVED
209

EMI Group plc: Registered in England and Wales No. 229231. Registered Office: 27 Wrights Lane, London W8 5SW

10 June 2005

Dear Shareholder

EMI Group plc 2005 Annual General Meeting

The 2005 Annual General Meeting ('AGM') of the Company is to be held on Thursday, 14 July 2005 and the Notice convening the AGM is set out on pages 4 and 5 of this document. In addition to the ordinary business of the AGM, there are items of special business to be transacted, as explained and summarised below. Shareholders should note that, as the AGM will commence at 2.30pm, hot beverages will be served before the meeting and light refreshments will be served following the conclusion of the meeting. Please also note that no cameras or recording equipment will be allowed into the meeting room; such equipment, together with any large bags, should be left in the cloakroom on the ground floor of the meeting venue.

Approval of Directors' Remuneration Report – Resolution 3

This Ordinary Resolution is presented in compliance with the Directors' Remuneration Report Regulations 2002. The Regulations require the Remuneration Report to be put to a vote of shareholders at the AGM. The Remuneration Report is on pages 52 to 64 of the Annual Report.

Re-election/Election of Directors – Resolutions 4 to 6

Biographical details of those Directors standing for re-election or election are provided on pages 44 and 45 of the Annual Report.

Martin Stewart was appointed to the Board on 1 February 2005 as Chief Financial Officer and, as required by the Company's Articles of Association, is standing for election by shareholders at the AGM.

Peter Georgescu and Alain Levy are retiring by rotation at the AGM and seeking re-election. Since his appointment as a Non-executive Director in 2002 Peter Georgescu, with his extensive experience in the advertising and communications industry, particularly whilst Chairman and Chief Executive Officer of Young & Rubicam, has made a significant contribution to the Board and added an important dimension to its deliberations. The Board is satisfied, following formal evaluation, that the performance of both the Directors seeking re-election continues to be effective and demonstrates commitment to their respective roles. Furthermore, the Board considers that the re-election of these Directors will ensure that it continues to have available a broad balance of skills, knowledge and experience and that the Non-executive Directors remain as a majority on the Board.

Issues of share capital – Resolutions 9 and 10

The existing general authority of the Directors to allot shares and the current disapplication of the statutory pre-emption rights, conferred at the 2004 AGM, will expire at the conclusion of the 2005 AGM.

Article 14 of the Company's Articles of Association gives the Directors general authority to allot shares in the Company for a period not exceeding five years (the 'prescribed period') and up to a maximum nominal amount (the 'Section 80 amount') as approved by an Ordinary or a Special Resolution of the Company. Article 14 also empowers the Directors to disapply statutory pre-emption rights during the prescribed period, so that shares may be allotted for cash in connection with a rights, or similar, issue and also may be allotted for cash in other circumstances up to a maximum nominal amount approved by a Special Resolution of the Company (the 'Section 89 amount').

Ordinary Resolution 9 provides for the Section 80 amount to be £42,397,582 representing approximately 38.3% of the Company's issued share capital as at 20 May 2005. This amount is the aggregate of £36,852,855 (being one third of such issued share capital) and £5,544,727 (being the amount required to meet existing rights of subscription over shares in the Company). Other than the allotment of shares under the Executive and Savings-Related Share Option Schemes and the Executive Share Incentive Plan, together with shares allotted in connection with the conversion of Guaranteed Convertible Bonds due 2010 issued by EMI Group Finance (Jersey) Ltd, the Directors have no present intention of using this authority for the allotment of further shares.

Special Resolution 10, which will only be effective if Resolution 9 is passed, provides for the Section 89 amount to be £5,527,928, representing 5% of the Company's issued ordinary share capital as at 20 May 2005. This limit conforms with the pre-emption

The prescribed period for which the powers and authorities referred to in Resolutions 9 and 10 are granted will expire at the conclusion of the AGM to be held in 2006 (or on 13 October 2006, if earlier), when the Directors intend to seek further renewals of these authorities.

Purchase of own shares – Resolution 11

The current authority for the Company to purchase its own Ordinary Shares, as conferred at the 2004 AGM, expires at the conclusion of the 2005 AGM. Special Resolution 11 seeks to renew the authority for the Company to purchase up to a maximum of 78,970,403 Ordinary Shares, being 10% of the Company's issued share capital as at 20 May 2005. The resolution also provides that the maximum price per Ordinary Share payable on the exercise of the authority shall not be more than 5% above the average of the middle-market quotations for the Ordinary Shares, as derived from the Daily Official List of the London Stock Exchange for the five business days prior to making any purchase. The minimum price payable shall be 14p per Ordinary Share, being the nominal value of an Ordinary Share. Both the maximum and minimum prices permitted to be paid are exclusive of expenses.

If such purchases were made, the Company would be able to do either or a combination of the following:

- cancel the purchased Ordinary Shares so reducing the total number of Ordinary Shares in issue; or,
- where the shares were purchased out of distributable profits, subject to certain limitations, hold them as treasury shares.

Treasury shares themselves may be cancelled, sold for cash or transferred for the purposes of the Company's employee share schemes. The statutory pre-emption rights apply to a sale of treasury shares for cash and, as stated above, Article 14 permits the Section 89 amount to include any sales of treasury shares for cash which may occur.

The Directors have no present intention of using this authority. In reaching a decision to use this authority, the Directors would take into account the Company's cash resources and capital requirements, together with the effect of the purchase on the tax position of the Group and of shareholders as a whole, and on earnings per share. The authority will expire at the conclusion of the AGM to be held in 2006 (or on 13 October 2006, if earlier). The Directors expect to seek further renewals of this authority.

Adoption of new Articles of Association – Resolution 12

Resolution 12 proposes the adoption of new Articles of Association to incorporate amendments which are necessary or desirable to reflect recent developments in law and practice. A summary of the main proposed changes is set out in the Appendix to this letter.

In the light of the transition to International Financial Reporting Standards ('IFRS'), the Directors have considered the Company's borrowing limits, as contained in Article 134 and which have remained unchanged since the 1990s despite significant changes to the business and its funding arrangements. The precise impact of IFRS on the calculation of such limits is not yet clear but, as it may lead to increased volatility in the Group's consolidated balance sheet, the Directors consider it prudent to take this opportunity to change the Group's borrowing limits from two and a half to three times adjusted Share Capital and Consolidated Reserves. This amount will be calculated at any date by reference to the most recent set of accounts laid before the Company in General Meeting thus ensuring that any further changes the Directors consider desirable can be put to shareholders at the same meeting as the accounts are presented.

Scrip Dividend Scheme – Resolution 13

The Company ceased operating a Scrip Dividend Scheme in 1997 following the share capital reorganisation of that year. Shareholders, in particular private individuals, have expressed interest in a Scrip Dividend Scheme being reinstated. In response to this interest, the Company proposes to reintroduce a Scrip Dividend Scheme which will, subject to the passing of Resolution 13, apply to the final dividend payable in October 2005. The Ordinary Resolution to approve the Scheme will also apply to any subsequent interim or final dividend declared, proposed to be paid or made during a period of five years ending on 13 July 2010. The new Scheme will, therefore, permit shareholders to enter into a continuing mandate for the receipt of shares in place of cash dividends with the ability to cancel such mandate at any time. However, in accordance with Article 159 of the Company's Articles of Association, the Board has the right to amend, suspend or withdraw the application of the Scheme to any particular dividend at any time prior to the allotment of the related shares.

Donations to EU Political Organisations and EU Political Expenditure – Resolutions 14 to 18

The Political Parties, Elections and Referendums Act 2000 introduced amendments to the Companies Act 1985 requiring that shareholder approval is obtained to make donations to political organisations or to incur political expenditure, in each case within the European Union ('EU'). The Company's policy is not to make political contributions and that will continue to be the case. However, the definitions in the legislation of EU political organisations and expenditure are broad and the meaning of the legislation is unclear in certain areas. Therefore, so as to avoid an inadvertent breach of the law, the Board is seeking shareholders' approval for the Company and its principal UK subsidiaries to make donations to EU political organisations and incur EU political expenditure of, in aggregate, up to £50,000 until the conclusion of the AGM to be held in 2006 (or on 13 October 2006, if earlier). Similar resolutions were approved by the 2004 AGM.

Action to be taken by shareholders
Accompanying this document is a pre-addressed Proxy Form. You are urged to complete the Proxy Form and return it to Lloyds TSB Registrars so as to arrive no later than 48 hours before the time of the AGM. The return of the Proxy Form will not prevent you from attending the AGM and voting if you are so entitled and so wish.

Electronic Proxy Appointment
Electronic Proxy Appointment ('EPA') is being made available again for this year's AGM. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by Lloyds TSB Registrars at www.sharevote.co.uk. This facility provides for the electronic appointment of a proxy but not direct electronic voting, so the person appointed as proxy would have to attend the AGM in person and, on a poll, vote on your behalf. Further details about EPA are set out in the notes to the Proxy Form.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointments in respect of the AGM. Such proxy appointments should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) below.

Recommendations
All of the Directors of EMI Group plc believe that the resolutions are in the best interests of the Company and its shareholders in general. Accordingly, the Directors recommend that you vote in favour of the resolutions as they intend to do in respect of their own beneficial holdings.

Yours sincerely,



Eric Nicoli
Chairman

Notes:

(a) Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those shareholders registered in the Register of Members of the Company (the 'Register') as at 6.00pm on 12 July 2005 (the 'Specified Time') shall be entitled to attend or vote at the AGM in respect of the number of shares registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register at the time which is 48 hours before the time fixed for the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the Notice.

(b) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 14 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(c) Any member of the Company entitled to attend and vote at the AGM may appoint one or more proxies to attend and, on a poll, to vote on his/her behalf. A proxy need not be a member of the Company. Completion of the Proxy Form, or submission of an electronic appointment of proxy, for the AGM does not prevent a member from attending and voting in person if he/she is entitled to do so and so wishes.

(d) A copy of the existing Articles of Association and a copy marked to show the differences between those and the proposed new Articles of Association will be available for inspection at the registered office of the Company on each business day during normal business hours from the date of this Circular until the conclusion of the AGM.

(e) Copies of the contracts of service or the letters of appointment between any Director and the Company or any of its subsidiaries are available for inspection at the registered office of the Company on each business day during normal business hours.

(f) Copies of each of the documents referred to in Notes (d) and (e) above will be available on the day of the AGM, at the place of the AGM, from at least 15 minutes prior to the AGM until its conclusion. The Register of Directors' Interests will also be available for inspection from the commencement of the AGM until its conclusion.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of EMI Group plc will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 14 July 2005 at 2.30pm.

As ordinary business
To consider and, if thought fit, pass Resolutions 1 to 8 inclusive, which will be proposed as ordinary resolutions.

1 To receive the Directors' Report and the Financial Statements for the year ended 31 March 2005.

2 To declare a final dividend of 6.0p per Ordinary Share.

3 To approve the Directors' Remuneration Report for the year ended 31 March 2005.

4 To re-elect Mr A M J I Levy as a Director.

5 To re-elect Mr P A Georgescu as a Director.

6 To elect Mr M D Stewart as a Director.

7 To reappoint Ernst & Young LLP as auditor until the conclusion of the next general meeting at which accounts are laid before the Company.

8 To authorise the Directors to determine the remuneration of the auditor.

As special business
To consider and, if thought fit, pass Resolutions 9 to 18 inclusive, of which Resolutions 9 and 13 to 18 inclusive will be proposed as ordinary resolutions and Resolutions 10 to 12 inclusive will be proposed as special resolutions.

9 Ordinary Resolution – Authority to Allot Shares
THAT the authority to allot relevant securities conferred on the Directors by Article 14 of the Company's Articles of Association be and is hereby granted for the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) and for such period the Section 80 amount shall be £42,397,582.

10 Special Resolution – Disapplication of Pre-emption Rights
THAT, subject to the passing of Resolution 9, the power to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply conferred on the Directors by Article 14(B) of the Company's Articles of Association be and is hereby granted for the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) and for such period the Section 89 amount shall be £5,527,928.

11 Special Resolution – Purchase of Own Shares by the Company
THAT, pursuant to the authority contained in its Articles of Association, the Company be and is hereby granted general and unconditional authority to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) up to a maximum of 78,970,403 Ordinary Shares of 14p each provided that:
(i) the maximum price per Ordinary Share is not more than 5% above the average of the middle-market quotations for an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days in respect of which such Daily Official List is published before the purchase is made, and the minimum price per Ordinary Share is not less than 14p, the maximum and minimum prices being exclusive of any expenses; and
(ii) this authority, unless previously renewed, shall expire on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) except in relation to the purchase of Ordinary Shares the contract for which was concluded before the date of expiry of the authority and which would or might be completed wholly or partly after such date.

12 Special Resolution – Adoption of new Articles of Association
THAT the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be and are hereby approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association with effect from the close of this Annual General Meeting.

13 Ordinary Resolution – Scrip Dividend Scheme
THAT the Directors be and are hereby authorised to exercise the power contained in Article 159 of the Company's Articles of Association to permit, to the extent and in the manner determined by the Directors, the holders of Ordinary Shares of 14p each in the capital of the Company to elect to receive new Ordinary Shares of 14p each, credited as fully paid instead of the final dividend of 6.0p per Ordinary Share payable for the year ended 31 March 2005 and instead of any subsequent dividend declared, proposed to be paid or made in the period up to and including 13 July 2010.

14 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Group plc
THAT, EMI Group plc be and is hereby authorised to:
(i) make donations to EU political organisations of no more than £50,000 in total; and,
(ii) incur EU political expenditure of no more than £50,000 in total,
during the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

15 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Music Limited
THAT, EMI Music Limited be and is hereby authorised to:
(i) make donations to EU political organisations of no more than £50,000 in total; and,
(ii) incur EU political expenditure of no more than £50,000 in total,
during the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

16 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Records Limited
THAT, EMI Records Limited be and is hereby authorised to:
(i) make donations to EU political organisations of no more than £50,000 in total; and,
(ii) incur EU political expenditure of no more than £50,000 in total,
during the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

17 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by EMI Music Publishing Limited
THAT, EMI Music Publishing Limited be and is hereby authorised to:
(i) make donations to EU political organisations of no more than £50,000 in total; and,
(ii) incur EU political expenditure of no more than £50,000 in total,
during the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

18 Ordinary Resolution – Donations to EU Political Organisations and EU Political Expenditure by Virgin Records Limited
THAT, Virgin Records Limited be and is hereby authorised to:
(i) make donations to EU political organisations of no more than £50,000 in total; and,
(ii) incur EU political expenditure of no more than £50,000 in total,
during the period ending on 13 October 2006 or at the conclusion of the 2006 Annual General Meeting (whichever is the earlier) provided that the aggregate donations to EU political organisations and EU political expenditure incurred by EMI Group plc and all of its subsidiaries shall not during such period exceed £50,000. The words 'donations', 'EU political organisations' and 'EU political expenditure' have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

By Order of the Board
C P Ashcroft
Secretary
10 June 2005

Appendix
Summary of principal changes to the Company's Articles of Association

The new Articles of Association have been prepared to take account of recent developments in law and practice. The main changes are summarised and explained below.

Electronic communications with shareholders

The Electronic Communications Act 2000, together with the Companies Act 1985 (Electronic Communications) Order 2000, amended certain provisions of the Companies Act 1985 to allow companies and their shareholders to communicate with each other by electronic means. In December 2004, the Institute of Chartered Secretaries and Administrators ('ICSA') recommended that companies should amend their articles to address the detailed mechanics of communicating with shareholders electronically. While the Company's current Articles already address electronic communications with shareholders in general terms, the new Articles contain more detailed provisions to facilitate electronic communications including:

(a) Definitions

New definitions of 'Electronic Communication', 'Address' and 'ICSA guidelines' have been included.

(b) Electronic signatures

A new Article 2(F) has been included which provides that, where any document contained in an electronic communication (eg a proxy form) is required by the Articles to be signed, then this can be achieved by means of an electronic signature in the form approved by the Directors.

(c) Proxies

Articles 91 to 97 have been amended: to reflect the fact that proxy forms can now be sent and received electronically; to clarify the provisions relating to the timing and delivery of proxy forms by both conventional and electronic means; and the revocation of such proxies.

(d) Notices and other documents

The notice provisions in Articles 168 to 175, as amended, reflect the Company's power to submit notices and other documents by electronic means to those shareholders who so elect. A new Article 170(B) has been included to clarify when a notice submitted by electronic means is deemed to be served on a shareholder.

Electronic communications with Directors

The statutory electronic communications regime does not apply to communications with and between directors. However, the Company wishes to take this opportunity to make provision in the Articles to reflect current practice in this area. Article 131 has been amended to allow Directors to pass written resolutions by way of electronic communications. Amendments have also been made to Articles 120 and 121 to permit Directors to appoint or remove an alternate Director by way of electronic communications.

CREST

A number of amendments to the Articles are proposed to address the Uncertificated Securities Regulations 2001. Under these regulations, responsibility for maintaining the Company's register of shareholders is shared between the Company, in respect of certificated shareholders, and CRESTCo, in respect of uncertificated shareholders. This has practical implications for the administration of the register and the definition of 'Register' has been amended to reflect this. The following specific proposed amendments to the Articles relating to uncertificated shares are drawn to the attention of shareholders:

(a) CREST proxy voting

Listed companies are now able to offer holders of uncertificated shares the facility to receive and return proxy forms electronically via the CREST system. CRESTCo has suggested amendments to listed company articles of association to address the CREST proxy voting regime; these are effected in new Article 91(B) which also contains a new definition of 'Uncertificated Proxy Instruction'.

(b) CREST dividend payments

In July 2004, CRESTCo introduced functionality to enable holders of uncertificated shares to opt to receive dividends and other payments via the CREST system. The existing references in Article 155 to payments of dividends via any 'funds transfer system' already permit the Company to pay dividends via CREST should it so desire. However, some clarificatory amendments have been made.

Indemnification of and loans to Directors
The Companies (Audit Investigations and Community Enterprise) Act 2004 introduced certain relaxations to the previous company law prohibitions on companies indemnifying their directors against, and on advancing funds to directors to meet the costs of defending proceedings in relation to, liabilities incurred in the course of their duties. The Government introduced these changes to address business concerns that suitably qualified individuals may be deterred from accepting positions as company directors.

Article 177 currently provides that, insofar as it is permitted by law, every Director or other officer of the Company shall be entitled to be indemnified by the Company against costs and liabilities incurred by him or her in the execution and discharge of his or her duties.

Although Article 177, as presently drafted, contains a wide indemnity it is proposed that it be amended, first, to delete a non-exhaustive list of liabilities covered by the indemnity which, while not restricting the wide scope of the indemnity, was drawn up by reference to the previous legislation and, secondly, to make it clear that the Directors are empowered to grant stand-alone indemnities of the type contemplated by the new legislation. It is also proposed that Article 107 be amended to ensure that the Directors can vote and be counted in the quorum in any proposal put to a Board meeting to grant such indemnities and/or fund Directors' defence costs as they are incurred.

The basic prohibition on giving Directors indemnities against liabilities to the Company will remain and the new legislation will not prevent the Company from bringing an action against individual Directors who are in breach of their duties. Such Directors would, therefore, still be liable to pay any damages awarded to the Company and, in such case, to repay any defence costs funded by the Company.

Retirement of Non-executive Directors
It is proposed that Article 112(B) be amended so that any Director will submit himself or herself for re-election more frequently than once every three years if his or her terms of engagement so require. The automatic right to stand for re-election will also be subject to any agreement in the terms of engagement not so to do. This will give the Directors flexibility to insert provisions in letters of appointment with Non-executive Directors requiring retirement by rotation more frequently than every three years and/or restricting the right to stand for re-election to take account of the requirements of paragraph A.7.2 of the 2003 Combined Code.

Section 212 Notices
Where a shareholder fails to respond to a notice from the Company requesting information about the ownership of any shares under Section 212 of the Companies Act 1985, the Articles already provide in Article 87 that, in certain circumstances, the Directors may exercise their discretion to refuse to register a transfer of the shares in question. Article 87(A)(2) has been amended to provide that, in respect of any such shares held in uncertificated form, the Directors are entitled to call for such shares to be converted into a certificated form in order to give the Directors the requisite authority to exercise their discretion to refuse to register a transfer of such shares.

Borrowing powers
For the reasons set out in the Chairman's letter, it is proposed that the borrowing powers contained in Article 134 be amended. Minor changes have also been made to reflect new terminology which will apply following the introduction of International Financial Reporting Standards.

Treasury shares
Certain Articles have been amended to reflect the Company's ability to purchase its own shares and hold them in treasury.



EMI Group plc Annual General Meeting
Thursday, 14 July 2005

Ref: 82-373

Attendance card

If you attend the Annual General Meeting to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE (see map overleaf) at 2.30pm on Thursday, 14 July 2005, please bring this tear-off section of the card with you to hand in on arrival at the shareholder registration desk, where it will be exchanged for an admission card. Please note that no cameras or recording equipment will be allowed into the meeting room; such equipment, together with any large bags, should be left in the cloakroom on the ground floor of the meeting venue. Lifts/disabled access are available at the meeting venue.



SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH. D.C. 209 SECTION

Notes on submitting your proxy appointment
As a shareholder you have a right to attend, speak at and vote at the Annual General Meeting ('AGM'). If you are unable to attend the AGM, you can appoint the Chairman or some other person to attend and vote in your place. Such person, who is known as a proxy, need not be a shareholder. Submission of a proxy appointment will not preclude you from attending and voting at the AGM.

A proxy can only vote on a poll. Your proxy must vote as you instruct but, in the absence of any such direction, may vote or abstain at the AGM as he/she sees fit.

Electronic appointment
You can register your proxy appointment over the internet by visiting www.sharevote.co.uk where details of the relevant procedure are given. The reference number, card ID and account number shown on this Proxy Form will be required in using this electronic proxy appointment system. This electronic facility is available to all shareholders and those who use it will not be disadvantaged. No special software is required other than internet access. An electronic appointment of proxy will not be valid if sent to any address other than www.sharevote.co.uk, or if received after 2.30pm on Tuesday, 12 July 2005; it will not be accepted if found to contain a computer virus.

CREST members may use the CREST electronic proxy appointment service to submit their proxy appointments in respect of the AGM. Such proxy appointments should be transmitted to Lloyds TSB Registrars (ID 7RA01) using the procedures described in the CREST Manual. Further detailed information in this regard is set out in Note (b) on page 3 of the Notice of AGM.

PTO

Reference Number | Card ID | Account Number

Proxy Form

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

I, the undersigned, being a member of EMI Group plc, hereby appoint the Chairman of the Meeting, or

as my proxy to vote on my behalf in the event of a poll at the Annual General Meeting of the Company to be held at 2.30pm on Thursday, 14 July 2005 and at any adjournment thereof. The proxy will vote on the undermentioned resolutions, as indicated. The proxy will vote, or abstain from voting, at his or her discretion on any resolution listed below if I have given no instruction regarding that resolution and on any other business transacted at the Meeting. Please indicate your vote by marking the appropriate boxes in black ink like this ☒ and signing where indicated below.

0574-xxx-x

Resolutions	For	Against	Abstain
1. To receive the Directors' Report and the Financial Statements	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To approve the Directors' Remuneration Report	☐	☐	☐
4. To re-elect Mr A M J I Levy as a Director	☐	☐	☐
5. To re-elect Mr P A Georgescu as a Director	☐	☐	☐
6. To elect Mr M D Stewart as a Director	☐	☐	☐
7. To reappoint the auditor	☐	☐	☐
8. To authorise the Directors to determine the remuneration of the auditor	☐	☐	☐
9. To authorise the Directors to allot shares	☐	☐	☐
10. To authorise the disapplication of pre-emption rights	☐	☐	☐
11. To authorise the purchase of own shares	☐	☐	☐
12. To approve new Articles of Association	☐	☐	☐
13. To authorise the Scrip Dividend Scheme	☐	☐	☐
14. To authorise political donations and expenditure by EMI Group plc	☐	☐	☐
15. To authorise political donations and expenditure by EMI Music Ltd	☐	☐	☐
16. To authorise political donations and expenditure by EMI Records Ltd	☐	☐	☐
17. To authorise political donations and expenditure by EMI Music Publishing Ltd	☐	☐	☐
18. To authorise political donations and expenditure by Virgin Records Ltd	☐	☐	☐

☐ Please mark this box if signing on behalf


THE MALL
ST. JAMES'S PARK
HORSE GUARDS ROAD
WHITEHALL
VICTORIA EMBANKMENT
LONDON EYE
COUNTY HALL
YORK ROAD
WESTMINSTER
GT. GEORGE ST.
WESTMINSTER BRIDGE
BIRDCAGE WALK
The Queen Elizabeth II Conference Centre
PARLIAMENT
SQUARE
TOTHILL STREET
BROAD SANCTUARY
ST. JAMES'S PARK
WESTMINSTER ABBEY
MILLBANK
ST THOM
LAMBETH PALACE ROAD

The Queen Elizabeth II Conference Centre
Broad Sanctuary
Westminster
London SW1P 3EE

London Underground station ⊖

Paper appointment

If you prefer to register your proxy appointment in paper form, please follow the procedure outlined below:

1. Please make a note of your reference number, card ID and account number before despatching the Proxy Form in case you wish to change your appointment and/or voting instructions and choose to do so electronically rather than in paper form.
2. To appoint someone other than the Chairman as your proxy, please delete the words 'the Chairman of the Meeting, or', insert the name of your chosen proxy using capital letters in the space provided and initial the alteration.
3. To be valid, the Proxy Form must be signed and must be received by Lloyds TSB Registrars by 2.30pm on Tuesday, 12 July 2005. For joint shareholdings, only the first-named shareholder need sign the Form. If the shareholder is a corporation, the Form must show the corporation's common seal, or be signed by an officer or other person authorised in writing to sign on behalf of the corporation. A person signing the Form instead of the shareholder must enclose the written authority under which their signature is provided.
4. If the Proxy Form is posted in the UK or the Channel Islands, there is no postage to pay. UK shareholders may, if they wish, return the Form in an envelope, free of charge, to: EMI Group plc, Lloyds TSB Registrars, Freepost SEA 7144, Worthing, West Sussex BN99 6AR. Shareholders posting the Form from outside the UK or the Channel Islands should send it in an envelope to the address on the card below and pay the appropriate postage.
5. If you have any questions about completing this Form, please phone 0870 600 3984 or +44 121 415 7060 if calling from outside the UK.

Business Reply Service
Licence No SEA 7144

Do not affix stamp if posted in
Gt. Britain, Channel Islands or N. Ireland


2



LLOYDS TSB REGISTRARS
THE CAUSEWAY
WORTHING
WEST SUSSEX
BN99 6AR
UK